Exhibit 99.1

BAYTEX ENERGY CORP.
7.375% Senior Notes due 2032
INDENTURE
Dated as of April 1, 2024
COMPUTERSHARE TRUST COMPANY, N.A.
as Trustee

TABLE OF CONTENTS
Page
Article I

Article II

    i

Article V

Article VI

Article VIII

Article X

Section 11.10 No Personal Liability of Directors, Officers, Employees and Shareholders 108

EXHIBITS
Exhibit A    Form of Note for the Company’s 7.375% Senior Notes due 2032
Exhibit B    Form of Certificate of Transfer
Exhibit C    Form of Certificate of Exchange

Exhibit D    Form of Notation of Guarantee
Exhibit E    Form of Supplemental Indenture to be Delivered by Future Guarantors

THIS INDENTURE, dated as of April 1, 2024, is among BAYTEX ENERGY CORP., an Alberta corporation (the “Company”), each of the GUARANTORS (as defined herein) and COMPUTERSHARE TRUST COMPANY, N.A., a national banking association, as trustee (the “Trustee”).
Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Company’s 7.375% Senior Notes due 2032 (the “Notes”) issued on the date hereof (collectively, the “Initial Notes”) and the Holders of any Additional Notes (as defined herein) issued hereafter:
ARTICLE I
DEFINITIONS AND INCORPORATION BY REFERENCE
Section 1.1    Definitions
“144A Global Note” means a Global Note substantially in the form of Exhibit A hereto, bearing the Global Note Legend and the Private Placement Legend, that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of, and registered in the name of, the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 144A.
“ACNTA” means, without duplication, as of the date of determination, the sum of:
(1)discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with Applicable Securities Legislation (before any future income tax expenses (within the meaning of the Applicable Securities Legislation)), as estimated by a Canadian or United States nationally recognized firm of independent petroleum engineers in the Company’s most recently prepared reserve report prepared based on the forecast prices and costs utilized in such reserve report, as increased by, as of the date of determination, the discounted future net revenues (before any future income tax expenses (within the meaning of the Applicable Securities Legislation)) from:
estimated proved oil and gas reserves acquired since the date of such reserve report, and estimated proved oil and gas reserves attributable to extensions, discoveries and other additions and upward determinations of estimates of oil and gas reserves (including previously estimated development costs incurred and the accretion of discount since the date of the Company’s prior reserve report) since the date of such reserve report due to exploration, development, exploitation or other activities which would, in accordance with industry practice, cause such revisions, in each case, calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such reserve report) before any federal, state, provincial or foreign income tax expense, and decreased by as of the date of determination, the estimated discounted future net revenues from:

estimated proved oil and gas reserves produced or disposed of since the date of such reserve report (before any federal, state, provincial or foreign income tax expense), and reductions in estimated proved oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such reserve report due to changes in exploration, development, exploitation activities, geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such reserve report) before any federal, state, provincial or foreign income tax expense;
provided that, in the case of each of the determinations made pursuant to clauses (a) through (d), such increases and decreases shall be as estimated by the Company’s internal or independent petroleum engineers,
(2)the capitalized costs that are attributable to Oil and Gas Properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of the date of the Company’s most recent available internal annual or quarterly financial statements,
(3)the Net Working Capital of the Company as of the date or the Company’s most recently available internal annual or quarterly financial statements, and
(4)the greater of (a) the net book value of other tangible assets of the Company and its Restricted Subsidiaries as of the date of the Company’s most recently available internal annual or quarterly financial statements or (b) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries, in each case, as of the date of the Company’s most recently available internal annual or quarterly financial statements (provided that if no such appraisal has been performed, the Company shall not be required to obtain such an appraisal and only subclause (a) of this clause (4) shall apply), minus, to the extent not otherwise taken into account in the immediately preceding clauses (1) through (4), the sum of:
(1)    minority interests,
(2)    any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company’s most recently available internal annual or quarterly financial statements,
(3)    the discounted future net revenue, calculated in accordance with Applicable Securities Legislation (utilizing the same prices and discount rate utilized in the Company’s reserve report) before any federal, state, provincial or foreign income tax expense, attributable to reserves subject to participation interests, royalty interests, overriding royalty interests, net profits interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(4)    the discounted future net revenues, calculated in accordance with Applicable Securities Legislation utilizing the estimates of production, price assumptions and discount rate utilized in the Company’s reserve report, attributable to proved reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto, and
(5)the discounted future net revenues, calculated in accordance with Applicable Securities Legislation, attributable to proved reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production, price assumptions and discount rate utilized in the Company’s reserve report, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.
    For purposes of this definition, “Applicable Securities Legislation” means the Applicable Securities Legislation as in effect on the Issue Date.
“Acquired Debt” means, with respect to any specified Person:
(1)    Indebtedness of any other Person existing at the time such other Person is merged or amalgamated with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging or amalgamating with or into, or becoming a Restricted Subsidiary of, such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such Person merging or amalgamating with or into or becoming a Restricted Subsidiary of, such specified person; and
(2)    Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
“Additional Notes” means any Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.2 and 4.3 hereof, as part of the same series as the Notes, to the extent outstanding.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.
“Agent” means any Registrar or Paying Agent, as the case may be.
“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear or Clearstream that apply to such transfer or exchange.
“Applicable Securities Legislation” means, as of any date: (i) the securities laws (including rules, regulations, policies, instruments and blanket orders) of the Province of

Alberta, Canada, that are applicable to the Company as of that date; and (ii) solely with respect to any Change of Control Offer or Asset Sale Offer, the securities laws (including rules, regulations, policies, instruments and orders) of the United States, including Rule 14e-1 under the Exchange Act, that are applicable to the Company as of that date.
“Asset Sale” means:
(1)    the sale, lease (other than an operating lease entered into in the ordinary course of business), conveyance or other disposition (including by means of a sale and leaseback transaction) of any assets, including any sale of hydrocarbons or other mineral products as a result of the creation of Production Payments and Reserve Sales; provided that the sale, lease conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Section 4.10 and/or Section 5.1 hereof and not by Section 4.7 hereof; and
(2)    the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale of Equity Interests held by the Company or any of its Restricted Subsidiaries in any of the Company’s Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).
Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:
(1)    any single transaction or series of related transactions that: (a) involves assets having a Fair Market Value of less than U.S. $25.0 million; or (b) results in Net Proceeds to the Company and its Restricted Subsidiaries of less than U.S. $25.0 million;
(2)    a transfer of assets between or among the Company and its Restricted Subsidiaries;
(3)    an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;
(4)    a disposition of cash or Cash Equivalents, inventory, accounts receivable, surplus equipment or other similar property or any other disposition of property in the ordinary course of business (including in connection with any compromise, settlement or collection of accounts receivable, but excluding the disposition of oil and gas in place and other interests in real property unless made in connection with a Permitted Business Investment), the early termination or unwinding of any Hedging Obligation or the disposition of damaged, worn-out or obsolete assets or assets that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;
(5)    a Permitted Investment or a Restricted Payment that is permitted by Section 4.4 hereof;
(6)    a disposition of oil, natural gas or other hydrocarbons or other mineral products in the ordinary course of business;

(7)    any abandonment, relinquishment, farm-in, farm-out, lease and sub-lease of developed and/ or undeveloped properties made or entered into in the ordinary course of business, but excluding any disposition as a result of the creation of a Production Payment and Reserve Sale;
(8)    the creation or perfection of a Lien or disposition of any asset subject to such Lien in connection with enforcement thereof;
(9)    any trade or exchange by the Company or any Restricted Subsidiary of properties or assets used or useful in the Oil and Gas Business for other properties or assets used or useful in the Oil and Gas Business owned or held by another Person (including Capital Stock of a Person engaged in the Oil and Gas Business that is or becomes a Restricted Subsidiary), including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value, provided that the Fair Market Value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (including any cash or Cash Equivalents to be delivered by the Company or such Restricted Subsidiary) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary, and provided, further, that any cash received in the transaction must be applied in accordance with Section 4.7 as if such transaction were an Asset Sale;
(10)    the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;
(11)    any assignment of an overriding royalty or net profits interest to an employee or consultant of the Company or any of its Restricted Subsidiaries in the ordinary course of business in connection with the generation of prospects or the development of oil and natural gas projects;
(12)    the sale or other disposition (whether or not in the ordinary course of business) of Oil and Gas Properties, provided at the time of such sale or other disposition such properties do not have associated with them any proved reserves;
(13)    any Production Payment or Reserve Sale, provided that any such Production Payment or Reserve Sale shall have been created, incurred, issued, assumed or guaranteed in connection with the acquisition or financing of, and within 90 days after the acquisition of, the property that is subject thereto;
(14)    any sale of assets of the Company or any of its Restricted Subsidiaries upon foreclosure of a Lien;
(15)    the licensing or sublicensing of intellectual property or other general intangibles to the extent that such license does not prohibit the licensor from using the intellectual property and licenses, leases or subleases of other property or otherwise does not materially interfere with the business of the Company and its Restricted Subsidiaries; and
(16)    any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state law for the relief of debtors.
“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act.
“Board of Directors” means:
(1)    with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;
(2)    with respect to a partnership, the Board of Directors or other governing body of the general partner of the partnership;
(3)    with respect to a limited liability company, the Board of Directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee thereof; and
(4)    with respect to any other Person, the board or committee of such Person serving a similar function.
“Board Resolution” means a copy of a resolution certified by any Officer of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Calgary, Alberta are authorized or required by law to close.
“BTE Holdings S.à r.l.” means BTE Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under Luxembourg law, whose registered office is located at 21-25, Allée Scheffer, L-2520, Luxembourg and registered with the Luxembourg trade and companies register under number B186760.
“Capital Stock” means:
(1)    in the case of a corporation, corporate stock;
(2)    in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)    in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and
(4)    any other interest or participation (other than any debt security convertible into an equity interest) that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
“Cash Equivalents” means:
(1)    United States or Canadian dollars;

(2)    securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (provided that the full faith and credit of the United States or Canada, as applicable is pledged in support thereof) having maturities of not more than one year from the date of acquisition;
(3)    demand accounts, time deposit accounts, certificates of deposit, Eurodollar time deposits and money market deposit accounts with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any Canadian or U.S. commercial bank having capital and surplus in excess of U.S. $250.0 million (or the equivalent thereof in Canadian dollars) and a Thomson BankWatch Rating of “B” or better;
(4)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
(5)    commercial paper having one of the two highest ratings obtainable from Moody’s, S&P or Fitch and in each case maturing within 270 days after the date of acquisition;
(6)deposits and certificates of deposit with any commercial bank not meeting the qualifications specified in clause (3) above, provided all such deposits do not exceed U.S. $1.0 million in the aggregate at any one time;
(7)securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, or by any province of Canada or any political Subsidiary thereof rated at least “A2” by Moody’s, “A” by S&P or “A” by Fitch, and having maturities of not more than 365 days from the date of acquisition;
(8)Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P, “A” or higher from Fitch, or “A2” or higher from Moody’s with maturities of 365 days or less from the date or acquisition; and
(9)money market or other mutual funds substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (8) of this definition.
“Cash Management Agreements” means any arrangement entered into or to be entered into by the Company or any of its Restricted Subsidiaries for or in respect of cash management services for the Company and its Restricted Subsidiaries in the ordinary course of business, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.

“Change of Control” means the occurrence of any of the following:
(1)    the sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act);
(2)    the adoption by the Board of Directors of a plan of liquidation or dissolution of the Company (other than a plan of liquidation of the Company that is a liquidation for U.S. federal income tax purposes only); or
(3)    the consummation of any transaction (including any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares.
Notwithstanding the foregoing: (A) the transfer of assets between or among the Company and its Restricted Subsidiaries shall not itself constitute a Change of Control; (B) the term “Change of Control” shall not include a merger, amalgamation or consolidation of the Company with or the sale, lease, transfer, conveyance, or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to, an Affiliate of the Company incorporated or organized solely for the purpose of reincorporating or reorganizing the Company or one of its Subsidiaries in another jurisdiction; and (C) a “person” shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a related Rating Decline. Notwithstanding the foregoing, for the avoidance of doubt, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.
“Clearstream” means Clearstream Banking, société anonyme, or any successor securities clearance agency.
“Commercial Lending Institution” means commercial banks engaged in oil and gas lending in the ordinary course of their respective businesses and includes any investment bank, insurance company, credit union, savings and loan association and any government-owned entity (such as ATB Financial and Export Development Canada) which from time to time extends credit on terms and conditions similar to any of the foregoing, and includes any assignee of any of the foregoing which is not otherwise a Commercial Lending Institution provided the assignee is either an Affiliate of the assigning Commercial Lending Institution or a fund managed or administered by the assigning Commercial Lending Institution or an Affiliate thereof and, in each case, the assigning Commercial Lending Institution shall remain liable for the obligations so assigned.
“Commodity Agreement” means any oil or natural gas hedging agreement and other agreement or arrangement designed to protect the Company or any Restricted Subsidiary against or manage exposure to fluctuations in oil or natural gas prices, transportation or basis costs or differentials or other similar financial factors and not for speculative purposes, including contracts settled by physical delivery of the commodity.
“Company” means the Person named as the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.
“Company Order” means a written request or order signed in the name of the Company by two Officers and delivered to the Trustee.
“Consolidated Net Income” means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding:
(1)    any net after tax extraordinary gains or losses (less all fees and expenses relating thereto);
(2)    any net after tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales;
(3)    the net income (but not the net loss) of any Person (other than the Company or a Restricted Subsidiary), in which the Company or any Restricted Subsidiary has an equity interest, except that the aggregate amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period will be included in such Consolidated Net Income;
(4)    the net income (or loss) of any Person acquired by the Company or any Restricted Subsidiary in a “pooling of interests” transaction attributable to any period prior to the date of such acquisition;
(5)    the net income (but not the net loss) of any Restricted Subsidiary that is not a Guarantor to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is at the date of determination restricted, directly or indirectly, except that the aggregate amount of such net income that could be paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise will be included in such Consolidated Net Income;
(6)    any unrealized foreign exchange gains and losses and unrealized gains and losses in respect of Hedging Obligations; and
(7)    any non-cash charges related to impairment expense under GAAP.
“Consolidated Net Leverage Ratio” means, as of any date of determination, the ratio of (i) (x) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries as of such date minus (y) the amount of consolidated unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries as of such date to (ii) EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth elsewhere in the Indenture.
“Consolidated Total Indebtedness” means, at any date, an amount equal to the sum of, without duplication, (i) the aggregate principal amount of all outstanding Indebtedness of any Person and its Restricted Subsidiaries on a consolidated basis that is Indebtedness for borrowed money, Finance Lease Obligations and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (but excluding any undrawn letters of credit) and (ii) the aggregate amount of all outstanding Disqualified Stock of such Person and all Disqualified Stock and preferred stock of its Restricted Subsidiaries (excluding items eliminated in consolidation), with the amount of such Disqualified Stock and preferred stock, equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis in accordance with GAAP. Without limiting the foregoing, Consolidated Total Indebtedness shall not include (A) Indebtedness of Unrestricted Subsidiaries and (B) Hedging Obligations.
For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Stock or preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or preferred stock, such fair market value shall be determined reasonably and in good faith by the Company.
“Corporate Trust Office of the Trustee” means the office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at Computershare Corporate Trust, Attn: Computershare Trust Company, N.A., 1505 Energy Park Dr., St Paul, MN 55108; Attn: Corporate Trust – Baytex, or such other address as the Trustee may designate from time to time.
“Credit Agreement” means the third amended and restated credit agreement made as of June 20, 2023 by and among the Company, as Canadian borrower, Baytex Energy USA Inc., as U.S. borrower, the financial institutions and other Persons named from time to time therein as lenders and The Bank of Nova Scotia, as agent of the lenders, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise and whether with the original lenders or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
“Credit Facilities” means, with respect to the Company or any Guarantor, one or more debt facilities, commercial paper facilities, loan agreements or other financing arrangements (including the Credit Agreement, but excluding debt securities), providing for revolving credit loans, term loans, receivables financings (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or letter of credit guarantees, the majority of which are as of the date of the closing of such facilities or agreements, provided by Commercial Lending Institutions, as such facilities or agreements are amended, restated, modified, supplemented, extended, renewed, refunded, replaced or refinanced in whole or in part from time to time; provided that any agreement or instrument other than the Credit Agreement must be designated in an Officers’ Certificate delivered to the Trustee by the Company as a “Credit Facility” for purposes of the Indenture in order to be a Credit Facility within the meaning of this definition.
“Currency Agreements” means, at any time as to the Company and its Restricted Subsidiaries, any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage the Company or any of its Restricted Subsidiaries’ exposure to fluctuations in foreign currency exchange rates and not for speculative purposes.
“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.
“Customary Recourse Exceptions” means, with respect to any Non-Recourse Debt of an Unrestricted Subsidiary, exclusions from the exculpation provisions with respect to such Non-Recourse Debt for the voluntary bankruptcy of such Unrestricted Subsidiary, fraud, misapplication of cash, environmental claims, waste, willful destruction and other circumstances customarily excluded by lenders from exculpation provisions or included in separate indemnification agreements in non-recourse financings.
“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.6 hereof, substantially in the form of Exhibit A hereto, except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.
“Depositary” means The Depository Trust Company, until a successor shall have been appointed and become such Depositary pursuant to this Indenture and thereafter shall mean its successor.
“Designated Non-cash Consideration” means the Fair Market Value of any consideration (other than cash or Cash Equivalents) received by the Company or a Restricted Subsidiary of the Company in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation and executed by the Chief Financial Officer and one other Officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.
“Disinterested Member” means, with respect to any transaction, a member of the Company’s Board of Directors who does not have any material direct or indirect financial interest (other than as an owner of Equity Interests in the Company or as an officer, manager or employee of the Company or any Restricted Subsidiary) in or with respect to such transaction and is not an Affiliate, or an officer, director, member of a supervisory, executive or management board or employee of any Person (other than the Company or a Restricted

Subsidiary), who has any direct or indirect financial interest in or with respect to such transaction.
“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, for any consideration other than Capital Stock (other than Disqualified Stock) pursuant to a sinking fund obligation or otherwise, or is redeemable for any consideration other than Capital Stock (other than Disqualified Stock) at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.4 hereof.
“Dollar-Denominated Production Payments” mean production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.
“EBITDA” means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clauses (4) and (5) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:
(1)    Fixed Charges for such period, plus
(2)    the federal, provincial and foreign income tax expense of the Company and its Restricted Subsidiaries for such period paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business), plus
(3)    the depletion, depreciation and amortization expense of the Company and its Restricted Subsidiaries for such period, plus
(4)    site restoration costs, plus
(5)    any other non-cash charges for such period (including any non-cash charges related to a ceiling test write-down required under GAAP) and minus non-cash credits for such period, other than non-cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business;
provided that income tax expense, depletion, depreciation and amortization expense and non-cash charges and credits of a Restricted Subsidiary shall be included in EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income for such period.

“Equity Interests” mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
“Equity Offering” means: (1) an offering after the Issue Date for cash by the Company of its Capital Stock (other than Disqualified Stock), or options, warrants or rights with respect to its Capital Stock or (2) a cash contribution to the Company’s common equity capital from any Person after the Issue Date, other than (a) any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees and (b) issuances to any Subsidiary of the Company.
“Euroclear” means Euroclear Bank S.A./N.V., or any successor securities clearance agency.
“Exchange Act” means the Securities Exchange Act of 1934 and any successor statute thereto, in each case as amended from time to time.
“Excluded Contributions” means net cash proceeds received after the Issue Date by the Company and its Restricted Subsidiaries as common equity capital contributions or from the issuance or sale (other than to a Restricted Subsidiary) of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the common equity capital of the Company), in each case to the extent designated as an Excluded Contribution pursuant to an Officers’ Certificate and not previously included in the calculation set forth in Section 4.4(b)(3)(B) for purposes of determining whether a Restricted Payment may be made.
“Existing Indebtedness” means Indebtedness outstanding on the Issue Date, other than under the Credit Agreement.
“Fair Market Value” means, with respect to any Asset Sale or Restricted Payment (or Investment or Permitted Investment), the price that would be negotiated in an arm’s-length transaction between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an Officer of the Company.
“Finance Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability of a Person in respect of a capital lease that would at that time be required to be capitalized on a balance sheet of such Person in accordance with GAAP. Notwithstanding the foregoing, any lease (whether entered into before or after the Issue Date) that would have been classified as an operating lease pursuant to GAAP as in effect prior to the effective date of International Financial Reporting Standards 16 will be deemed not to represent a Finance Lease Obligation, and any ratio or basket availability hereunder will be calculated as if the changes in GAAP made as a result of International Financial Reporting Standards 16 had not occurred.
“Fitch” means Fitch Ratings, a unit of Fimalac, S.A., and any successor to its rating agency business.
“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the EBITDA of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, redeems, repurchases, defeases, repays or otherwise discharges any Indebtedness (other than revolving credit borrowings unless, in connection with any such repayment, the commitments to lend associated with such revolving credit borrowings are permanently reduced or cancelled) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.
In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
(1)    acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions, and increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;
(2)    the EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of on or prior to the Calculation Date, shall be excluded;
(3)    the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of on or prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;
(4)    any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and
(5)    any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at all times during such four-quarter period.
For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company; provided that such officer may in his or her discretion include any reasonably identifiable and factually supportable pro forma changes to EBITDA, including any pro forma expenses, operating improvements and cost reductions, that have occurred or in the judgment of such officer are reasonably expected to occur within 12 months of the date of the applicable transaction (regardless of whether such expense or cost reduction or any other operating improvements could then be reflected properly in pro forma financial statements prepared in accordance with Applicable Securities Legislation or Regulation S-X under the Securities Act or any other regulation or policy of the SEC). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the average rate in effect from the beginning of such period to the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness, but if the remaining term of such Interest Rate Agreement is less than 12 months, then such Interest Rate Agreement shall only be taken into account for that portion of the period equal to the remaining term thereof). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.
“Fixed Charges” means, for any period, without duplication, the sum of:
(1)    the amount that, in conformity with GAAP, would be set forth opposite the caption “interest expense” (or any like caption) on a consolidated statement of operations of the Company and its Restricted Subsidiaries for such period, including:
Article Iamortization of debt discount;
(a)the net cost of Interest Rate Agreements (including amortization of discounts);
(b)the interest portion of any deferred payment obligation;
(c)amortization of debt issuance costs; and
(d)the interest component of Finance Lease Obligations; plus
(2)    cash distributions or dividends paid on preferred stock or Disqualified Stock by any Restricted Subsidiary to any Person other than the Company and its Restricted Subsidiaries; plus
(3)    all interest on any Indebtedness of any Person guaranteed by the Company or any of its Restricted Subsidiaries;
provided, however, that Fixed Charges shall not include (i) any gain or loss from extinguishment of debt, including the write-off of debt issuance costs, (ii) any accretion expense on asset retirement obligations, and (iii) the fixed charges of a Restricted Subsidiary to the extent (and in the same proportion) that the net income of such Subsidiary was excluded in calculating Consolidated Net Income pursuant to clause (v) of the definition thereof for such period.
“GAAP” means those accounting principles which are recognized as being generally accepted in Canada which are in effect from time to time.

If there occurs a material change in generally accepted accounting principles, and such change would require disclosure under GAAP in the financial statements of the Company and would cause an amount required to be determined for the purposes of any of the financial calculations under Article IV or Section 5.1 (each a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Company shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Company’s current and immediately prior year’s financial statements in accordance with GAAP and state whether the Company desires to revise the method of calculating the applicable Financial Covenant (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Company of an Accounting Change Notice, the Trustee shall deliver to each Holder a copy of such notice.
If the Company so indicates that it wishes to revise the method of calculating the Financial Covenant, the Company shall in good faith provide to the Trustee the revised method of calculating the Financial Covenant within 60 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Covenant in respect of an Accounting Change is given by the Company within the applicable time period described above, the method of calculating the Financial Covenant shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenant shall be determined after giving effect to such Accounting Change.
“Global Note Legend” means the legend set forth in Section 2.6(g)(2), which is required to be placed on all Global Notes issued under this Indenture.
“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes.
“Government Securities” means direct obligations, or certificates representing an ownership interest in such obligations, of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and that are not callable at the issuer’s option.
“Guarantee” means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any other obligation, direct or indirect, contingent or otherwise, of such Person:
(1)    to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person, or

(2)    entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment therefor to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
“Guarantors” means each Subsidiary that executes this Indenture as an initial Guarantor, any Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of this Indenture, and their respective successors and assigns.
“Hedging Obligations” means, with respect to any Person, the obligations of such Person under Currency Agreements, Interest Rate Agreements and Commodity Agreements.
“Holder” means a person in whose name a Note is registered on the Registrar’s books.
“Indebtedness” means, with respect to any specified Person, without duplication,
(1)    all obligations of such Person, whether or not contingent, in respect of:
(a)the principal of and premium, if any, in respect of outstanding (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;
(b)all Finance Lease Obligations of such Person;
(c)the deferred purchase price of property, which purchase price is due more than six months after the date of taking delivery of title to such property, including all obligations of such Person for the deferred purchase price of property under any title retention agreement, but excluding accrued expenses and trade accounts payable arising in the ordinary course of business; and
(d)the reimbursement obligation of any obligor for the principal amount of any letter of credit, banker’s acceptance or similar transaction (excluding obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);
(2)    all net obligations in respect of Currency Agreements, Interest Rate Agreements and Commodity Agreements, except to the extent such net obligations are otherwise included in this definition;
(3)    all liabilities of others of the kind described in the preceding clause (1) or (2) that such Person has Guaranteed or that are otherwise its legal liability;

(4)    with respect to any Production Payment and Reserve Sale, any warranties or guaranties of production or payment by such Person with respect to such Production Payment and Reserve Sale but excluding other contractual obligations of such Person with respect to such Production Payment and Reserve Sale;
(5)    Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person (other than the pledge of the Equity Interests of an Unrestricted Subsidiary for the benefit of the lenders of such Unrestricted Subsidiary), whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of:
(a)the full amount of such obligations so secured and
(b)the fair market value of such asset as determined in good faith by such specified Person;
(6)    Disqualified Stock of such Person or a Restricted Subsidiary in an amount equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;
(7)    the aggregate preference in respect of amounts payable on the issued and outstanding shares of preferred stock of any of the Company’s Restricted Subsidiaries that is not a Guarantor, in the event of any voluntary or involuntary liquidation, dissolution or winding up (excluding any such preference attributable to such shares of preferred stock that are owned by such Person or any of its Restricted Subsidiaries; provided, that if such Person is the Company, such exclusion shall be for such preference attributable to such shares of preferred stock that are owned by the Company or any of its Restricted Subsidiaries); and
(8)    any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (1), (2), (3), (4), (5), (6), (7) or this clause (8), whether or not between or among the same parties, if and to the extent that any of the preceding items (other than in respect of letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes) of the specified Person prepared in accordance with GAAP.
Notwithstanding the foregoing, “Indebtedness” shall not include:
(1)    accrued expenses, royalties and trade payables;
(2)    contingent obligations incurred in the ordinary course of business;
(3)    asset-retirement obligations or obligations in respect of reclamation and workers’ compensation (including pensions and retiree medical care) that are not overdue by more than 90 days;
(4)    except as provided in clause (4) above, Production Payments and Reserve Sales;

(5)    in kind obligations relating to net oil or natural gas balancing positions arising in the ordinary course of business;
(6)    any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or natural gas property;
(7)    any repayment or reimbursement obligation of such Person or any of its Restricted Subsidiaries with respect to Customary Recourse Exceptions, unless and until an event or circumstance occurs that triggers the Person’s or such Restricted Subsidiary’s direct repayment or reimbursement obligation (as opposed to contingent or performance obligations) to the lender or other Person to whom such obligation is actually owed, in which case the amount of such direct payment or reimbursement obligation shall constitute Indebtedness;
(8)    obligations under contracts, agreements, instruments, or arrangements described in clause (3) of the definition of Oil and Gas Liens to the extent not constituting Indebtedness for borrowed money; and
(9)    Indebtedness, the proceeds of which are funded into an escrow account or trust or similar arrangement pending the satisfaction of one or more conditions, unless and until such proceeds are released to the Company or any Restricted Subsidiary.
For purposes hereof, the Maximum Fixed Repurchase Price of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value to be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.
Notwithstanding the foregoing, Indebtedness shall not include any indebtedness that has been defeased or discharged in accordance with GAAP or defeased or discharged pursuant to the deposit of cash, U.S. government obligations and Cash Equivalents (sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, in accordance with the terms of the instruments governing such indebtedness.
“Indenture” means this Indenture, as amended or supplemented from time to time.
“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.
“Initial Purchaser” means each of RBC Capital Markets, LLC, CIBC World Markets Corp., Scotia Capital (USA) Inc., BMO Capital Markets Corp., National Bank of Canada Financial Inc., ATB Securities Inc., Peters & Co. Limited, TD Securities (USA) LLC, Tudor,

Pickering, Holt & Co. Securities, LLC, Canaccord Genuity Corp., Goldman Sachs & Co. LLC and Stifel Nicolaus Canada Inc.
“Interest Payment Date” means, when used with respect to any Note, the Stated Maturity of an installment of interest on such Note.
“Interest Rate Agreements” means, with respect to the Company and its Restricted Subsidiaries, interest rate agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in or manage exposure to interest rates, with respect to any Indebtedness that is permitted to be incurred under this Indenture.
“Investment Grade Rating” means a rating equal to or higher than:
(1)    Baa3 (or the equivalent) with a stable or better outlook by Moody’s;
(2)    BBB- (or the equivalent) with a stable or better outlook by S&P; and
(3)    BBB- (or the equivalent) with a stable or better outlook by Fitch, or, if any such entity ceases to make a rating on the Notes publicly available for reasons outside of the Company’s control, the equivalent investment grade credit rating from any other rating agency.
“Investment Grade Rating Event” means the first day on which the Notes have an Investment Grade Rating from any two of S&P, Moody’s or Fitch (or, if any such entity ceases to make a rating on the Notes publicly available for reasons outside of the Company’s control, the equivalent investment grade credit rating from any other rating agency), and no Default has occurred and is then continuing under this Indenture.
“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding endorsements of negotiable instruments and documents in the ordinary course of business and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. “Investments” shall exclude extensions of trade credit in the ordinary course of business for terms not greater than 120 days. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of. Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the first date on which the Notes are issued, authenticated and delivered under this Indenture.
“Joint Marketing Arrangement” means any joint venture, partnership, lease, joint marketing agreement, operating agreement or other arrangement (which may or may not include joint ownership of any Person) pursuant to which the Company or one of its Restricted Subsidiaries arrange for the marketing, lease or sale of products and services and share in the profits therefrom.
“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, encumbrance for security purposes, hypothec or security interest of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any assets and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.
“Luxembourg” means the Grand Duchy of Luxembourg.
“Make Whole Premium” means, with respect to a Note at any time, as determined by the Company, the excess, if any, of (a) the present value at such time of (i) the Redemption Price of such Note at March 15, 2027 (as set forth in Section 3.7(a)), plus (ii) any required interest payments due on such Note through such date (except for currently accrued and unpaid interest), discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such Note.
“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.
“Net Cash Proceeds” with respect to any issuance or sale of Capital Stock or the sale or incurrence of any Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.
“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of, without duplication:
(1)    the direct costs relating to such Asset Sale, including legal, title, engineering, environmental, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof;
(2)    taxes paid or payable as a result thereof (in each case, (i) after taking into account any available tax credits or deductions and any tax sharing arrangements and (ii) including any withholding or other taxes paid or payable or reasonably estimated to be payable in connection with the transfer to the Company, or to any of its Restricted Subsidiaries, of such proceeds from any Restricted Subsidiary that received such proceeds);
(3)    amounts required to be applied to the repayment of Indebtedness (other than under the Credit Facilities) secured by a Lien on the asset or assets that were the subject of such Asset Sale;
(4)    any reserve established in accordance with GAAP against liabilities associated with such Asset Sale or any amount placed in escrow for adjustment in respect of the purchase price of such Asset Sale, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall be increased by the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be; and
(5)    any distributions and other payments required to be made to minority interest holders in any Restricted Subsidiaries as a result of such Asset Sale.
“Net Working Capital” means:
(1)    all current assets of the Company and its Restricted Subsidiaries, minus
(2)    all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness;
in each case determined in accordance with GAAP and excluding assets and liabilities in respect of Hedging Obligations, excluding asset retirement obligations, and excluding leasing obligations.
“Non-Recourse Debt” means Indebtedness:
(1)    as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, in each case except for Customary Recourse Exceptions and except for Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary owned by Baytex or any Restricted Subsidiary to the extent securing otherwise Non-Recourse Debt of such Unrestricted Subsidiary; and
(2)    no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.
“Note Issuance Tax” or “Note Issuance Taxes” means any present or future issue, registration, value added, court or documentary taxes or any other excise taxes imposed on transfer of the Notes or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction and stamp duty in any jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, any Subsidiary Guarantee or any other document or instrument referred to therein, or the receipt of any payments with respect thereto.
“Notes” means securities issued under this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, including waivers, amendments, redemptions and offers to purchase (except that if the Additional Notes are not fungible with the applicable series of Initial Notes for U.S. federal income tax or other purposes, the Additional Notes will have a separate CUSIP, ISIN or other identifying number), and unless otherwise provided or the context otherwise requires, all references to the Notes shall include the Initial Notes and the Additional Notes.
“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depositary) or any successor Person, and shall initially be the initial Registrar.
“Offering Memorandum” means the Offering Memorandum of the Company dated March 14, 2024 relating to the issuance of the Notes.
“Officer” means, with respect to the Company or any other obligor upon the Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an “Officer” for the purposes of this Indenture by the Board of Directors).
“Officers’ Certificate” means, with respect to the Company or any other obligor upon the Notes, a certificate signed by two Officers of such Person.
“Oil and Gas Business” means:
(1)    the business of acquiring, exploring, exploiting, mining, developing, producing, operating and disposing of interests in oil, natural gas, liquefied natural gas and other hydrocarbons, mineral or renewable energy properties or products produced in association with any of the foregoing;
(2)    the business of gathering, marketing, distributing, treating, processing, storing, refining, selling and transporting of any production from such interests or properties and products produced in association therewith and the marketing of oil, natural gas, other hydrocarbons, minerals and renewable energy;
(3)    any other related energy business, directly or indirectly, from oil, natural gas and other hydrocarbons, minerals and renewable energy produced substantially from properties in which the Company or its Restricted Subsidiaries, directly or indirectly, participate;
(4)    any business relating to oil field sales and service or drilling rigs; and
(5)    any business or activity relating to, arising from, or necessary, appropriate or incidental to the activities described in the foregoing clauses (1) through (4) of this definition.

“Oil and Gas Liens” means:
(1)    Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for “development” will include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or that relate to such properties or interests);
(2)    Liens on an oil or gas producing property or products derived therefrom to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;
(3)    Liens arising under joint venture agreements, partnership agreements, oil and gas leases, purchase and sale agreements, overriding royalty agreements, net profits agreements, carried working interest agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary, in the Oil and Gas Business, for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements that are customary in the Oil and Gas Business; provided, however, that in all instances such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;
(4)    Liens securing Production Payments and Reserve Sales; provided that such Liens are limited to the property that is subject to such Production Payments and Reserve Sales;
(5)    Liens on pipelines or pipeline facilities that arise by operation of law; and
(6)    Liens reserved in oil and gas mineral leases for bonus, royalty or rental payments and/or compliance with the terms of such leases.
“Oil and Gas Properties” means all properties, including equity or other ownership interest therein, which contain or are believed to contain oil and gas reserves.
“Opinion of Counsel” means a written opinion from legal counsel that complies with Sections 11.4 and 11.5 of this Indenture and is delivered to the Trustee. The counsel may be an employee of or counsel to the Company, and shall be reasonably acceptable to the Trustee.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to The Depository Trust Company, shall include Euroclear and Clearstream).
“Permitted Acquisition Indebtedness” means Indebtedness (including Disqualified Stock) of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness was: (A) Indebtedness of another Person existing at the time (1) such Person became a Restricted Subsidiary of the Company or (2) such Person was merged, consolidated or amalgamated with or into the Company or any of its Restricted Subsidiaries; or (B) incurred (1) to provide all or any portion of the funds used to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Company or was otherwise merged, consolidated or amalgamated with or into the Company or any of its Restricted Subsidiaries or (2) otherwise in connection with, or in contemplation of, such transaction, merger, consolidation or amalgamation;
provided that, in each case, on the date such Person became a Restricted Subsidiary or the date such Person was merged, consolidated or amalgamated with or into the Company or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto,
(1)    the Company (or such Person if the Company is not the survivor in the transaction) would be permitted to incur at least U.S. $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test under Section 4.3(a), or
(2)    the Fixed Charge Coverage Ratio for the Company (or such Person if the Company is not the survivor in the transaction) would be not less than the Fixed Charge Coverage Ratio for the Company immediately prior to such transaction.
“Permitted Business Investments” means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including through agreements, transactions, interests or arrangements that permit one to share risk or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including:
(1)    ownership of oil, natural gas, other related hydrocarbon and mineral properties or any interest therein or gathering, liquefied natural gas, transportation, processing, storage or related facilities or systems or ancillary real property interests and ancillary property, plant and equipment; and
(2)    the entry into operating agreements, joint ventures, processing agreements, working interests, royalty interests, mineral leases, farm-in agreements, farm-out agreements, development agreements, production sharing agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of oil and natural gas and related hydrocarbons and minerals, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements, stockholder agreements, or other similar or customary agreements (including for limited liability companies), transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas

Business and with third parties (which, for certainty, may include Unrestricted Subsidiaries of the Company, whether wholly-owned or otherwise).
“Permitted Investments” means:
(1)    any Investment in the Company or in a Restricted Subsidiary of the Company;
(2)    any Investment in Cash Equivalents;
(3)    any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment:
(a)such Person becomes a Restricted Subsidiary of the Company; or
(b)such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;
or any Investment held by such Person at the time of such transaction, provided such Investment was not made in contemplation of such transaction;
(4)    any Investment made as a result of the receipt of non-cash consideration from an Asset Sale (or other disposition excluded from the definition thereof) that was made in compliance with Section 4.7 hereof;
(5)    any Investment to the extent made in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;
(6)    receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;
(7)    payroll, travel, relocation and similar advances to officers, directors and employees to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
(8)    loans or advances to employees, officers or directors made in the ordinary course of business of the Company or such Restricted Subsidiary made for bona fide business purposes;
(9)    Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor or received in connection with a work-out or recapitalization of the issuer or as a result of a foreclosure or other transfer of title or perfection or enforcement of any lien with respect to any secured Investment in default;

(10)    Hedging Obligations, which transactions or obligations are incurred in compliance with Section 4.3 hereof;
(11)    Permitted Business Investments;
(12)    Investments in accounts receivable, prepaid expenses, negotiable instruments held for collection and lease, utility and worker’s compensation, performance and other similar deposits provided to third parties and endorsements for collection or deposit arising in the ordinary course of business;
(13)    advances, deposits and prepayments for purchases of any assets, including any Equity Interests;
(14)    guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Finance Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Company or any such Restricted Subsidiary in the ordinary course of business and including obligations under oil and natural gas exploration, development, joint operating and related agreements and leases, licences or concessions related to the Oil and Gas Business;
(15)    Investments existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases of such Investments (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date);
(16)    repurchases of or other Investments in the Notes;
(17)    Permitted Joint Venture Investments and Joint Marketing Arrangements entered into by the Company and its Restricted Subsidiaries in an aggregate amount (measured on the date on which each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments pursuant to this clause, do not exceed U.S. $75.0 million at any time outstanding;
(18)    Investments arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary in accordance with this Indenture;
(19)    any Investment by the Company or any Restricted Subsidiary in the Oil and Gas Business having an aggregate Fair Market Value (as determined in good faith by the Company), taken together with all other Investments made pursuant to this clause (19) that are at that time outstanding, not to exceed the greater of (x) US$75.0 million and (y) 1.5% of ACNTA at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (19) is made in any Person that is not the Company or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Company or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (19) for so long as such Person continues to be the Company or a Restricted Subsidiary; and.
(20)    other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (20) since the Start Date not to exceed the greater of U.S. $75.0 million and 1.5% of ACNTA determined at the time of such Investment.
In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value at the time of the Investment, without regard to subsequent changes in value.
With respect to any Investment, the Company may, in its sole discretion, allocate or re-allocate all or any portion of any Investment to one or more of the above clauses so that the entire Investment is a Permitted Investment.
“Permitted Joint Venture Investment” means an Investment by such Person in any other Person engaged in the Oil and Gas Business (a) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person, or veto power over significant management decisions affecting such other Person, and (b) of which at least 30% of the outstanding Equity Interests of such other Person are at the time owned directly or indirectly by such Person.
“Permitted Liens” means:
(1)    Liens to secure Indebtedness and other obligations under any Credit Facility incurred in accordance with clause (1) or clause (17) of the definition of Permitted Indebtedness;
(2)    Liens in favor of the Company or a Restricted Subsidiary;
(3)    Liens on any property or assets of a Person existing at the time such Person became a Restricted Subsidiary of the Company or such Person is merged, consolidated or amalgamated with or into the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to and not incurred in the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger, consolidation or amalgamation and do not extend to any property or assets other than those of the Person that becomes a Restricted Subsidiary of the Company or is merged, consolidated or amalgamated with or into the Company or the Restricted Subsidiary (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing);
(4)    Liens on any property or assets existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), provided that such Liens were not incurred in contemplation of such acquisition;

(5)    Liens to secure the performance of statutory obligations, environmental reclamation obligations, bid, leases, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;
(6)    Liens existing on the Issue Date (other than under the Credit Agreement);
(7)    Liens arising from Uniform Commercial Code financing statement filings or similar Canadian federal or provincial requirements of law regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;
(8)    Liens securing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that (i) the amount of such Indebtedness is not increased except as necessary to pay premiums or expenses incurred in connection with such refinancing and (ii) any such Lien is limited to all or part of the same property or assets (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;
(9)    Liens securing Hedging Obligations of the Company or any of its Restricted Subsidiaries;
(10)    Liens for the purpose of securing the payment of all or a part of the purchase price of, or Finance Lease Obligations, purchase money obligations or other payments incurred to finance the acquisition, lease, improvement or construction of or repairs or additions to, assets or property acquired or constructed in the ordinary course of business; provided that:
(a)the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred under this Indenture and does not exceed the cost of the assets or property so acquired or constructed; and
(b)such Liens are created within 180 days of the later of the acquisition, lease, completion of improvements, construction, repairs or additions or commencement of full operation of the assets or property subject to such Lien and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing);
(11)    any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (a) easements, rights of way and similar encumbrances, (b) rights or title of lessors under leases (other than Finance Lease Obligations), (c) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (d) Liens imposed by law, including Liens under workers’ compensation, unemployment insurance and other types of social security or similar legislation and mechanics’, carriers’, warehousemen’s, materialmen’s, suppliers’ and vendors’ Liens, (e) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (f) Oil and Gas Liens, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property (other than trade accounts payable arising in the ordinary course of business));
(12)    Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;
(13)    Liens on the Capital Stock of any Unrestricted Subsidiary to the extent securing Indebtedness of Unrestricted Subsidiaries;
(14)    any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses so long as (x) no additional collateral is granted as security thereby and (y) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Indebtedness and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;
(15)    Liens created for the benefit of (or to secure) all of the Notes (including Additional Notes) issued under this Indenture;
(16)    any attachment or judgment Liens not giving rise to an Event of Default;
(17)    Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Indenture; provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;
(18)    Liens on property securing a defeasance trust;
(19)    Liens securing Indebtedness under Cash Management Agreements;
(20)    Liens in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the

Company or any of its Restricted Subsidiaries under government permits, leases or grants, provided that such Lien is not given in connection with Indebtedness; and
(21)    in addition to the foregoing, Liens securing Indebtedness and other obligations in an aggregate amount at any time outstanding which does not exceed the greater of U.S. $75.0 million and 1.5% of ACNTA as most recently determined at such time.
For purposes of determining compliance with Section 4.5, (a) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category (or portion thereof) of Permitted Liens described in clauses (1) through (21) above but may be permitted in part under any combination thereof and (b) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories (or portions thereof) of Permitted Liens described in clauses (1) through (21) above, the Company may, in its sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this definition.
“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the Net Cash Proceeds of which are used to extend, refinance, renew, replace, defease, refund, discharge or otherwise retire for value, in whole or in part, other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:
(1)    the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued and unpaid interest on the Indebtedness so extended, refinanced, renewed, replaced, defeased, refunded, discharged or otherwise retired (plus the amount of reasonable expenses incurred in connection therewith);
(2)    the Permitted Refinancing Indebtedness has a final maturity date no earlier than the earlier of the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, deferred, refunded, discharged or otherwise retired or 91 days after the final maturity date of the Notes;
(3)    the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is equal to or greater than the shorter of (A) the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, deferred, refunded, discharged or otherwise retired and (B) 91 days after the Weighted Average Life to Maturity of the Notes;
(4)    if the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded, discharged or otherwise retired is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or such Subsidiary Guarantee on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded, discharged or otherwise retired; and

(5)    such Indebtedness is not incurred by a Restricted Subsidiary if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased, refunded, discharged or otherwise retired; provided, however, that a Restricted Subsidiary that is also a Guarantor may Guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such Guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
“Private Placement Legend” means the legend set forth in Section 2.6(g)(1) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.
“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.
“Production Payments and Reserve Sales” means the grant or transfer by the Company or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest or Production Payment in oil and natural gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where, in the case of each of the foregoing, the holder of such interest has recourse solely to such production or proceeds of production for the recovery of its investment in such interest, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard and subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary with respect to the foregoing interests.
“QIB” means any “qualified institutional buyer” (as defined in Rule 144A).
“Rating Category” means:
(1)    with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories);
(2)    with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and
(3)    with respect to Fitch, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories).
“Rating Decline” means the occurrence of a decrease in the rating of the Notes by one or more gradations by any two of Moody’s, S&P and Fitch (including gradations within the Rating Categories, as well as between Rating Categories) on, or within 90 days following, the earlier of (x) the occurrence of a Change of Control or (y) the date of public announcement of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control, which period shall be extended for a period not longer than 30 days so long as the rating of the Notes relating to the Change of Control is under publicly announced consideration for downgrade by the applicable rating agency; provided, however, that a downgrade of the Notes by the applicable rating agency shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a downgrade for purposes of this definition of Rating Decline) if such rating agency making the downgrade in rating does not publicly announce or confirm or inform the Company or the Trustee in writing at the request of the Company that the downgrade is a result of the transactions constituting or occurring simultaneously with the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of such downgrade).
In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories, namely + or - for S&P and Fitch and 1, 2 and 3 for Moody’s, will be taken into account; for example, in the case of S&P, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.
“Redemption Date,” when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.
“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.
“Regulation S” means Regulation S promulgated under the Securities Act.
“Regulation S Global Note” means a permanent Global Note substantially in the form of Exhibit A hereto, bearing the Global Note Legend and the Private Placement Legend, that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of, and registered in the name of, the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Regulation S.
“Resale Restriction Termination Date” means (i) in the case of Notes initially sold in reliance on Rule 144A, the date that is one year after the later of the Issue Date (or the date of original issue of any Additional Notes) and the last date on which the Company or any Affiliate of the Company was the owner of such Notes (or any predecessor Notes) or (ii) in the case of Notes initially sold in reliance on Regulation S, 40 days after the later of the Issue Date (or the date of original issue of any Additional Notes) and the date on which Notes (or any predecessor Notes) were first offered to Persons other than distributors (as defined in Rule 902 of Regulation S) in reliance on Regulation S.
“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.
“Restricted Global Note” means a Global Note bearing the Private Placement Legend (including the Regulation S Global Note).
“Restricted Note” means either a Restricted Definitive Note or a Restricted Global Note.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.
“Restricted Subsidiary” of a Person means any Subsidiary of the referenced Person that is not an Unrestricted Subsidiary.
“Rule 144” means Rule 144 promulgated under the Securities Act.
“Rule 144A” means Rule 144A promulgated under the Securities Act.
“Rule 904” means Rule 904 promulgated under the Securities Act.
“S&P” means S&P Global Ratings, a division of S&P Global, Inc., and any successor to its rating agency business.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933 and any successor statute thereto, in each case as amended from time to time.
“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.
“Start Date” means February 5, 2020.
“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
“Subordinated Indebtedness” means Indebtedness of the Company (or a Guarantor) that is expressly subordinated or junior in right of payment to the Notes (or a Subsidiary Guarantee, as appropriate) pursuant to a written agreement to that effect.
“Subsidiary” means any subsidiary of the Company. A “subsidiary” of any Person means:
(1)    a corporation a majority of whose Voting Stock is at the time, directly or indirectly owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person; or
(2)    a partnership, joint venture, limited liability company or similar entity, in which such Person or a subsidiary of such Person is, at the date of determination, either entitled to receive more than 50 percent of the assets of such entity upon its dissolution, or in the case of a limited partnership or limited liability company, is the controlling general partner or managing or controlling member, as applicable.
“Subsidiary Guarantee” means a Guarantee by a Guarantor of the Company’s obligations pursuant to Article X hereof.

“Taxes” means any present or future taxes, duty, levy, impost, assessment or other governmental charge (including penalties and interest and other similar liabilities related thereto).
“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to March 15, 2027; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to March 15, 2027 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable Redemption Date and (b) prior to such Redemption Date file with the Trustee an Officers’ Certificate setting forth the Make Whole Premium and the Treasury Rate and showing the calculation of each in reasonable detail.
“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
“Trust Officer” means any officer of the Trustee in its Corporate Trust Office, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.
“Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend.
“Unrestricted Global Note” means a permanent Global Note substantially in the form of Exhibit A, attached hereto that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing a series of Notes that do not bear the Private Placement Legend.
“Unrestricted Note” means either an Unrestricted Definitive Note or an Unrestricted Global Note.

“Unrestricted Subsidiary” means any Subsidiary of the Company (and any Subsidiary thereof) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:
(1)    has no Indebtedness other than Non-Recourse Debt; and
(2)    is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition, except in either case, to the extent the same would constitute a Permitted Investment.
The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation is in compliance with the next succeeding sentence and would not otherwise cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, such designation shall be deemed an Investment in the Subsidiary so designated and all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated, shall be valued at their Fair Market Value at the time of such designation for purposes of determining compliance with Section 4.4 hereof; provided, however, that such covenant need not be complied with if the Subsidiary to be so designated has total assets of U.S. $1,000 or less. That designation will only be permitted if the amount of such Investment is either permitted as a Restricted Payment under Section 4.4 hereof or a Permitted Investment at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.
Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a copy of the Board Resolution giving effect to such designation certified in an Officers’ Certificate that also certifies that such designation complied with the preceding conditions and was permitted by Section 4.4 hereof in which case such designation shall be effective as of the date specified in such resolution. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.3 hereof, the Company shall be in default of such covenant.
The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under Section 4.3 hereof, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
“U.S. Person” means any U.S. person as defined for purposes of Regulation S.

“Volumetric Production Payments” mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.
“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without reference to the occurrence of any contingency) to vote in the election of the directors, managers or trustees of such Person.
“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
(1)    the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
(2)    the then outstanding principal amount of such Indebtedness.
Section 1.1Other Definitions
“Act”    Section 11.16
“Additional Amounts”    Section 4.19
“Affiliate Transaction”    Section 4.8(a)
“Asset Sale Offer”    Section 4.7(c)
“Asset Sale Payment”    Section 4.7(c)
“Asset Sale Payment Date”    Section 4.7(d)
“Authenticating Agent”    Section 2.2
“Calculation Date”    Section 1.1
“Change of Control Offer”    Section 4.10(a)
“Change of Control Payment”    Section 4.10(a)
“Change of Control Payment Date”    Section 4.10(a)
“covenant defeasance option”    Section 8.1(b)
“Defaulted Interest”    Section 2.11
“Event of Default”    Section 6.1
“Excess Proceeds”    Section 4.7(c)
“Excluded Holder”    Section 4.19(b)

“Guarantee Default Provision”    Section 6.1(8)
“incur”    Section 4.3(a)
“Initial Notes”    Preamble
“legal defeasance option”    Section 8.1(b)
“Legal Holiday”    Section 11.7
“Luxembourg Guarantor”    Section 10.2
“Net Leverage Ratio Permitted Payment”    Section 4.4(b)(3)
“Obligations”    Section 10.1
“Paying Agent”    Section 2.3
“Payment Default”    Section 6.1(6)
“Permitted Consideration”    Section 4.7(a)
“Permitted Indebtedness”    Section 4.3(b)
“Prior Restricted Payments Amount”    Section 4.4(b)(3)
“Registrar”    Section 2.3
“Restricted Payment”    Section 4.4(a)
“Specified Tax Jurisdiction”    Section 4.19(a)
Section 1.2[Reserved.]
Section 1.3Rules of Construction
Unless the context otherwise requires:
(1)a term has the meaning assigned to it;
(2)an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP applied consistently throughout the relevant period and relevant prior periods;
(3)“or” is not exclusive;
(4)“including” means including without limitation;
(5)words in the singular include the plural and words in the plural include the singular;

(6)unless otherwise indicated, all references to “Articles” or “Sections” are to Articles or Sections, as the case may be, of this Indenture;
(7)references to sections of or rules under the Exchange Act or the Securities Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;
(8)references to any sections or rules of the Accounting Standards Codification shall be deemed to include successor sections or rules adopted by the Financial Accounting Standards Board (or any successor thereto);
(9)“herein,” “hereof” and other words of similar import refer to this Indenture as a whole (as amended or supplemented from time to time) and not to any particular Article, Section or other subdivision; and
(10)all references to “$” are to U.S. dollars. Notwithstanding the foregoing, the Notes shall at all times be denominated, and principal and interest shall be payable only in U.S. dollars.
ARTICLE II
THE NOTES

Section 2.1    Form and Dating
(a)General. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The notation of Subsidiary Guarantee shall be substantially in the form of Exhibit D hereto, and shall be notated on the Notes. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage (but which shall not affect the rights, duties, obligations or immunities of the Trustee without the consent of the Trustee). Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof. The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note or any Guarantee conflicts with the express provisions of this Indenture, the provisions of this Indenture (to the extent permitted by law) shall govern and be controlling.
(b)Global Notes. The Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). The Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent the amount of outstanding Notes specified therein, and each Global Note shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the

Trustee or the Notes Custodian, at the direction of the Trustee, in accordance with the instructions given by the Holder thereof as required by Section 2.6 hereof.
(c)Regulation S Global Notes. Any Notes offered and sold in reliance on Regulation S shall be issued initially in the form of a Regulation S Global Note, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Notes Custodian, and registered in the name of the Depositary or the nominee of the Depositary for the accounts of designated agents holding on behalf of Euroclear or Clearstream, duly executed by the Company and authenticated by the Trustee as hereinafter provided. Prior to the expiration of the Restricted Period, any resale or transfer of beneficial interests in a Regulation S Global Note to U.S. Persons shall not be permitted unless such resale or transfer is made pursuant to Rule 144A or Regulation S.
(d)144A Global Notes. Any Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of a 144A Global Note, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Notes Custodian, and registered in the name of the Depositary or the nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided.
(e)Definitive Notes. Notwithstanding any other provision of this Section 2.1, any issuance of Definitive Notes shall be at the Company’s discretion, except in the circumstances set forth in Section 2.6(a) hereof.
Section 2.2    Execution and Authentication
An Officer shall sign the Notes for the Company by manual, facsimile or electronically transmitted signature. One Officer shall sign each notation of Subsidiary Guarantee for each Guarantor by manual, facsimile or electronically transmitted signature.
If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.
A Note shall not be valid until an authorized signatory of the Trustee manually authenticates the Note. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been duly and validly authenticated and issued under this Indenture.
The Trustee shall authenticate and deliver: (i) Notes for original issue in an aggregate principal amount of $575,000,000 on the Issue Date, and (ii) if and when issued, Additional Notes (which may be issued in either a registered or a private offering under the Securities Act), in each case upon a Company Order. Such Company Order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated and whether the Notes are to be in global or definitive form and whether they are to bear the Private Placement Legend. The Company may issue Additional Notes under this Indenture subsequent to the Issue Date, subject to Section 4.3 of this Indenture.
The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.

Section 2.3    Registrar and Paying Agent
The Company shall at all times maintain in the continental United States an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”), and an office or agency where Notes may be presented for payment (the “Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange. The Company may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any such additional paying agent. The Company will give prompt written notice to the Trustee of any such co-registrar or additional paying agents and of any change in the name or address of any such Registrar or Paying Agent.
The Company or any of its Subsidiaries may act as Paying Agent, subject to the provisions of this Section 2.3 and Section 4.13. Any Paying Agent or Registrar may resign as such upon 30 days’ prior written notice to the Company and the Trustee; upon resignation of any Paying Agent or Registrar, the Company shall appoint a successor Paying Agent or Registrar, as the case may be, complying with the requirements of this Section 2.3, no later than 30 days thereafter and shall provide notice to the Trustee of such successor Paying Agent or Registrar.
If at any time there shall be Notes outstanding that are not Global Notes and there shall be no Paying Agent with an office or agency in the City of New York, State of New York, where the Notes may be presented or surrendered for payment, the Company shall forthwith designate such a Paying Agent in order that such Notes shall at all times be payable in the City of New York, the State of New York.
The Company initially appoints Computershare Trust Company, N.A. as Registrar and Paying Agent for the Notes.
The immunities, protections and exculpations available to the Trustee under this Indenture shall also be available to each Agent, and the Company’s obligations under Section 7.7 to compensate and indemnify the Trustee shall extend likewise to each Agent.
Section 2.4    Paying Agent to Hold Money in Trust
By at least 11:00 a.m. (New York City time) on the date on which any principal, premium, if any, or interest on any Note is due and payable, the Company shall deposit with the Paying Agent in immediately available funds a sum sufficient to pay such principal, premium, if any, and interest when due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal, premium, if any, and interest (if any) on the Notes and shall notify the Trustee of any default by the Company in making any such payment. If the Company or a Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent (other than the Trustee) to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section 2.4, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money delivered to the Trustee.

Section 2.5    Holder Lists
The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee, in writing at least seven (7) Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders.
Section 2.6    Transfer and Exchange
(a)Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. Owners of beneficial interests in Global Notes shall not be entitled to receive Definitive Notes unless:
(1)the Depositary (A) notifies the Company that it is unwilling or unable to continue to act as Depositary or (B) that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days; or
(2)there has occurred and is continuing an Event of Default and the Depositary notifies the Company and the Trustee of its decision to exchange the Global Notes for Definitive Notes; provided that in no event shall the Regulation S Global Note be exchanged by the Company for Definitive Notes prior to the expiration of the Restricted Period.
Upon the occurrence of either of the preceding events in (1) or (2) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Company, the Trustee and the Registrar. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.7 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.6 or Section 2.7 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.6(a); however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.6(b), (c) or (f) hereof.
(b)Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein, including those set forth in the Private Placement Legend, to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (1) or (2) below, as applicable, as well as one or more of the other following provisions of this Section 2.6, as applicable:

(1)Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, (A) transfers of beneficial interests in the Regulation S Global Note may not be to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser) and (B) such beneficial interests may be held only through Euroclear or Clearstream (as Indirect Participants in the Depositary). Beneficial interests in such Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in the preceding sentence of this Section 2.6(b)(1).
(2)All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.6(b)(1) above, the transferor of such beneficial interest must deliver to the Registrar either:
(A)(i)    a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and
(ii)    instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or
(B)(i)    a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and
(ii)instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in Section 2.6(b)(2)(B)(i) above; provided that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.
Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture, the Notes or otherwise applicable under the Securities Act, the principal amount of the relevant Global Note(s) shall be adjusted pursuant to Section 2.6(h) hereof.
(3)Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.6(b)(2) above and the Registrar receives the following:
(A)if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and
(B)if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof, and if such transfer occurs prior to the expiration of the Restricted Period, then the transferee must hold such beneficial interest through either Euroclear or Clearstream (as Indirect Participants in the Depositary).
(4)Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in the Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.6(b)(2) above and the Registrar receives the following:
(i)if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or
(ii)if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and state “blue sky” laws and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
If any such transfer is effected at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of a Company Order in accordance with Section 2.2 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred.
Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c)Transfer or Exchange of Beneficial Interests for Definitive Notes.
(1)Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If, in accordance with Section 2.6(a), any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:
(A)if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;
(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof; or
(C)if such beneficial interest is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof, the Registrar shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.6(h) hereof, and the Company shall execute and the Trustee, upon receipt of a Company Order, shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.6(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein. Notwithstanding Sections 2.6(c)(1)(A) and (C) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.
(2)Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note, in each case only pursuant to Section 2.6(a) and only if the Registrar receives the following:
(i)if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an

Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or
(ii)if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and state “blue sky” laws and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
(3)Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.6(b)(2) hereof, the Registrar shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.6(h) hereof, and the Company shall execute and the Trustee, upon receipt of a Company Order, shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c)(3) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.6(c)(3) shall not bear the Private Placement Legend.
(d)Transfer and Exchange of Definitive Notes for Beneficial Interests.
(1)Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:
(A)if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;
(B)if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof; or

(C)if such Restricted Definitive Note is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof, the Trustee shall cancel the Restricted Definitive Note, the Registrar shall increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, and in the case of clause (C) above, the Regulation S Global Note. Notwithstanding the foregoing, if there are no Global Notes outstanding prior to any such transfer, Definitive Notes may be transferred for beneficial interests in a Global Note only if the Company so agrees.
(2)Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:
(A)if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or
(B)if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;
and, in each such case, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and state “blue sky” laws and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.6(d)(2), the Trustee shall cancel the Definitive Notes and the Registrar shall increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. Notwithstanding the foregoing, if there are no Global Notes outstanding prior to any such transfer, Definitive Notes may be transferred for beneficial interests in a Global Note only if the Company so agrees.
(3)Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and the Registrar shall increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraph (2)(A), (2)(B)or (3) above at a time when an Unrestricted Global Note has not yet been issued, the Company shall issue and, upon receipt of a Company Order in accordance with Section 2.2 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.
(e)Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.6(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.6(e).
(1)Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:
(A)if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;
(B)if the transfer will be made pursuant to Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and
(C)if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications required by item (3) thereof.
(2)Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:
(i)if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or
(ii)if the Holder of such Restricted Definitive Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case, if the Registrar so requests, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and state “blue sky” laws and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
(3)Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Note pursuant to the instructions from the Holder thereof.
(f)[Reserved.]
(g)Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.
(1)Private Placement Legend.
(A)Except as permitted by subparagraph (B) below or as otherwise agreed between the Company and the Holder, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear a legend, until the Resale Restriction Termination Date, in substantially the following form:
THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING ITS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS ONE YEAR (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE), THE ISSUE DATE OF ANY ADDITIONAL NOTES UNDER THE INDENTURE GOVERNING THE NOTES OR THE LAST DAY ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY’S WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE “RESALE RESTRICTION TERMINATION DATE”), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE COMPANY, (B)

PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A INSIDE THE UNITED STATES, (D) PURSUANT TO OFFERS AND SALES TO NON U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE COMPANY, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS COMPLETED AND DELIVERED BY THIS TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER APRIL 1, 2024.
IN THE CASE OF REGULATION S NOTES: THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON, UNLESS SUCH NOTES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF IS AVAILABLE. THE FOREGOING SHALL NOT APPLY FOLLOWING THE EXPIRATION OF FORTY DAYS FROM THE LATER OF (I) THE DATE ON WHICH THESE NOTES WERE FIRST OFFERED AND (II) THE DATE OF ISSUANCE OF THESE NOTES.
(B)    Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraph (b)(4), c)(2), (c)(3), (d)(2), (d)(3), (e)(2), (e)(3) or (f) of this Section 2.6 (and all Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend. The Company, acting in its discretion, may remove the Private Placement Legend from any Restricted Note at any time on or after the Resale Restriction Termination Date applicable to such Restricted Note. Without limiting the generality of the preceding sentence, the Company may effect such removal by issuing and delivering, in exchange for such Restricted Note, an Unrestricted Note, registered to the same Holder and in an equal principal amount, and, notwithstanding any other provision of this Section 2.6, upon receipt of a Company Order given at least three (3) Business Days in advance of the proposed date of exchange specified therein (which shall be no earlier than the Resale Restriction Termination Date), the Trustee shall authenticate and deliver such Unrestricted Note as directed in such order.
(2)Global Note Legend. Each Global Note shall bear a legend in substantially the following form:
“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE REGISTRAR MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE AND (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”
(h)Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Notes Custodian at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Notes Custodian at the direction of the Trustee to reflect such increase.
(i)General Provisions Relating to Transfers and Exchanges.
(1)To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of a Company Order.
(2)No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or similar charge or other fee required by law and payable in connection therewith (other than any Note Issuance Tax or such taxes or similar charge payable upon exchange or transfer pursuant to Sections 2.9, 3.6, 3.7, 4.7 and 4.10 hereof).
(3)All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.
(4)None of the Company, the Trustee or the Registrar shall be required (A) to issue, to register the transfer of or to exchange any Notes during a period of 10 days before the day of any selection of Notes for redemption under Section 3.2 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any Notes so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.
(5)Prior to the due presentation for registration of transfer of any Note, the Company, each Guarantor, the Trustee, the Paying Agent or the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal, interest and premium (if any) on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.
(6)The Trustee shall authenticate Global Notes and Definitive Notes upon receipt of a Company Order and in accordance with the other provisions of Section 2.2 hereof.
(7)All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.6 to effect a registration of transfer or exchange may be submitted by facsimile.
(8)None of the Trustee or any Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
(9)None of the Trustee or any Agent shall have any responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of optional redemption) or the payment of any amount, under or with respect to such Notes. None of the Trustee or any Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
Section 2.7    Replacement Notes
If any mutilated Note is surrendered to the Trustee, or the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon receipt of a Company Order conforming to Section 2.2 hereof, will authenticate a replacement Note of like tenor and principal amount if the Trustee’s and the Company’s reasonable requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any other Agent and any Authenticating Agent from any loss that any of them may suffer if a Note is replaced. The Company may charge for its expenses (including any tax or charge that may be imposed in connection therewith and the fees and expenses of the Trustee) in replacing a Note.
Every replacement Note is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder, provided it is held by a protected purchaser within the meaning of the Uniform Commercial Code.
Notwithstanding any other provision of this Section, rather than authenticating and delivering a replacement Note for a mutilated, destroyed, loss or stolen Note which has been redeemed or the principal of which has matured, the Company or the Paying Agent may make payment of the amount due on such Note to the Holder upon receipt of the above-described indemnity bond.

Section 2.8    Outstanding Notes
The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 11.6 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.
If a Note is replaced pursuant to Section 2.7 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.
If the principal amount of any Note is considered paid under Section 4.1 hereof, it ceases to be outstanding and interest on it ceases to accrue.
If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a Redemption Date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.
Section 2.9    Temporary Notes
Until Definitive Notes are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of a Company Order, authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee, upon receipt of a Company Order, shall authenticate Definitive Notes in exchange for temporary Notes. Holders of temporary Notes shall in all respects be entitled to the same benefits under this Indenture as a holder of Definitive Notes.
Section 2.10    Cancellation
The Company at any time may deliver Notes to the Trustee or any Registrar for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or the Registrar (and no one else) shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and deliver a certificate of such destruction to the Company (provided that the Trustee or such Registrar shall deliver a copy of such cancelled Note to the Company upon request prior to destruction). The Company may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee or the Registrar for cancellation.
Section 2.11    Defaulted Interest
If the Company defaults in a payment of interest (“Defaulted Interest”) on the Notes, the Company shall pay Defaulted Interest (as provided in Section 4.1) in any lawful manner. The Company may pay the Defaulted Interest to the Persons who are Holders on a subsequent special record date. The Company shall fix or cause to be fixed any such special record date and payment date, which special record date shall not be less than 10 days prior to the payment date for such Defaulted Interest and the Company, or at the Company’s request, the Trustee, shall promptly mail or cause to be mailed to each Holder a notice that states the special record date, the payment date and the amount of Defaulted Interest to be paid. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as provided in this Section 2.11.
Section 2.12    CUSIP Numbers
The Company in issuing the Notes may use “CUSIP,” “ISIN” or similar numbers (if then generally in use) and, if so, the Trustee shall use such numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the “CUSIP” numbers.
ARTICLE III
REDEMPTION
Section 3.1    Notices to Trustee
If the Company elects to redeem Notes pursuant to Section 3.7 or Section 3.8 hereof, it shall notify the Trustee in writing of the Redemption Date and the principal amount of Notes to be redeemed.
The Company shall give each notice to the Trustee and the Registrar provided for in this Section 3.1 at least three (3) Business Days before the date of giving notice of the redemption pursuant to Section 3.3, unless the Trustee consents to a shorter period. Such notice shall be accompanied by an Officers’ Certificate stating that such redemption will comply with the conditions therein.
Section 3.2    Selection of Notes to Be Redeemed
In the case of any partial redemption of the Notes, selection of the Notes for redemption will be made by the Trustee (i) if the Company gives written notice to the Trustee that the Notes are listed in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (ii) if the Company does not give written notice to the Trustee that the Notes are listed, on a pro rata basis (or, in the case of Notes in global form, the Notes represented thereby will be selected in accordance with the Depositary’s prescribed method). The Trustee shall make the selection from outstanding Notes not previously called for redemption. The Trustee may select for redemption portions of the principal of Notes that have denominations larger than US$2,000. Notes and portions of them the Trustee selects for redemption shall be in minimum amounts of US$2,000 or a whole multiple of US$1,000 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify the Company promptly of the Notes or portions of Notes to be redeemed. The Trustee may rely upon information provided by the Registrar for purposes of this Section 3.2. The Trustee shall not be liable for the selection made in accordance with this Section 3.2.
Section 3.3    Notice of Redemption
At least 10 days but not more than 60 days before the Redemption Date, the Company shall send a notice of redemption to each Holder of Notes to be redeemed at such Holder’s registered address or, with respect to Global Notes, otherwise give such notice in accordance with the rules and procedures of the Depositary; provided, however, notices of redemption may be given more than 60 days prior to a Redemption Date if the notice is issued in connection with the Company’s exercise of its legal defeasance or its covenant defeasance option in accordance with Section 8.1(b) or the satisfaction and discharge of this Indenture in accordance with Section 8.1(a).
The notice shall identify the Notes to be redeemed and shall state:
(1)the Redemption Date;
(2)the Redemption Price (if then determined and otherwise the basis for its determination);
(3)the name and address of the Paying Agent where Notes are to be surrendered;
(4)that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;
(5)if fewer than all the outstanding Notes are to be redeemed, the identification and principal amounts of the particular Notes to be redeemed;
(6)that, unless the Company defaults in making such redemption payment, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the Redemption Date;
(7)the CUSIP, ISIN or similar number, if any, printed on the Notes being redeemed;
(8)that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or similar number, if any, listed in such notice or printed on the Notes; and
(9)any conditions precedent to such redemption.
At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided, however, that the Company shall have delivered to the Trustee, at least three (3) Business Days prior to the giving of notice of redemption (or such shorter period as is acceptable to the Trustee), an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in the notice as provided in the preceding paragraph.
Section 3.4    Effect of Notice of Redemption
Once notice of redemption is sent to Holders, Notes (or portions thereof) called for redemption become irrevocably due and payable on the Redemption Date and at the Redemption Price, subject to satisfaction of any condition permitted below. A notice of redemption may be subject to one or more conditions precedent specified in the notice of redemption, including but not limited to completion of an Equity Offering or other corporate transaction. Upon surrender to the Paying Agent, such Notes shall be paid at the Redemption Price stated in the notice, plus accrued and unpaid interest to, but not including, the Redemption Date; provided that if the Redemption Date is after the taking of a record of the Holders on a record date and on or prior to the related Interest Payment Date, the accrued and unpaid interest shall be payable to the Person in whose name the redeemed Notes are registered on such record date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.
If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, subject to satisfaction of any conditions to such redemption. On and after the Redemption Date, interest will cease to accrue on Notes or portions of them called for redemption.
Section 3.5    Deposit of Redemption Price
No later than 11:00 a.m. (New York City time) on the Redemption Date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the Redemption Price of and accrued and unpaid interest on all Notes to be redeemed on that date. If the Company complies with the provisions of this Section 3.5, then on and after the Redemption Date, interest will cease to accrue on the Notes or the portions of Notes called for redemption.
Section 3.6    Notes Redeemed in Part
Upon cancellation of a Note that is redeemed in part, the Company shall issue and the Trustee shall, upon receipt of a Company Order, authenticate for the Holder (at the Company’s expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered. The Trustee shall notify the Registrar of the issuance of such new Note.
Section 3.7    Optional Redemption
On or after March 15, 2027, the Company may redeem all or a part of the Notes at any time or from time to time, at the Redemption Prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage
2027	103.688%
2028	101.844%
2029 and thereafter	100.000%
(a)The Company may at any time on or prior to March 15, 2027, on any one or more occasions, redeem up to 35% the aggregate principal amount of the Notes (including any Additional Notes) at a Redemption Price of 107.375% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) in an aggregate amount not greater than the Net Cash Proceeds of one or more Equity Offerings; provided that, in each case, (1) at least 65% in aggregate principal amount of the Notes (including any Additional Notes) originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and (2) each such redemption must occur within 180 days of the date of the closing of the related Equity Offering.
(b)In addition, at any time prior to March 15, 2027, the Company may redeem all or part of the Notes, at a Redemption Price equal to the sum of: (i) the principal amount thereof, plus (ii) the Make Whole Premium at the Redemption Date, plus accrued and unpaid interest, if any, to, but not including, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).
(c)Any redemption pursuant to this Section 3.7 shall be made pursuant to the provisions of Sections 3.1 through 3.6 hereof.
(d)The Notes will not be redeemable at the option of the Company except as set forth in this Section 3.7 and Section 3.8. The Company is not, however, prohibited from acquiring the Notes by means other than a redemption, whether pursuant to a tender offer, open market transactions or otherwise, so long as the acquisition does not otherwise violate the terms of this Indenture.
(e)In the event that upon consummation of a Change of Control Offer, Alternate Offer or any other tender offer, less than 10% of the aggregate principal amount of the Notes (including Additional Notes, if any) remain outstanding, the Company will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, Alternate Offer or other tender offer described above, to redeem all Notes that remain outstanding following such purchase at a Redemption Price in cash equal to the applicable Change of Control Payment, Alternate Offer price or tender offer price, as applicable, plus, to the extent not included in the Change of Control Payment, Alternate Offer price or tender offer price, as applicable, accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest

Payment Date that is on or prior to the date of purchase). Any redemption pursuant to this Section 3.7(e) shall be made pursuant to the provisions of Sections 3.1 through 3.6 hereof.
Section 3.8    Tax Redemption
If the Company or a Guarantor becomes, or will become, obligated to pay, on the next date on which any amount may be payable with respect to the Notes, any Additional Amounts as a result of an actual change (or a change in legislation proposed by the Minister of Finance of Canada that, if enacted, will be effective prior to the enactment date) in, or amendment to, the laws or regulations of Canada or any Canadian taxing authority or the government (or any political subdivision thereof) of any Specified Tax Jurisdiction or a change in any official position or the introduction of an official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction), which is publicly announced and becomes effective on or after the Issue Date and such Additional Amounts cannot (as certified in an Officers’ Certificate delivered to the Trustee) be avoided by the use of reasonable measures available to the Company and, in the case of a Guarantor, only if the payment giving rise to such requirement cannot be made by the Company or another Guarantor without the obligation to pay Additional Amounts, then the Company may, at its option, redeem the Notes then outstanding, in whole but not in part, upon not less than 10 nor more than 60 days’ notice (such notice to be provided not more than 90 days before the next date on which it or the Guarantor would be obligated to pay Additional Amounts), at a Redemption Price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date). Notice of the Company’s intent to redeem the Notes shall not be effective until such time as it delivers to the Trustee an opinion of independent legal counsel stating that the Company or a Guarantor is or will become obligated to pay Additional Amounts because of an actual or proposed amendment to or change in law or regulation or position as described in this Section 3.8.
Except pursuant to Sections 3.7 and 3.8, the Notes will not be redeemable at the Company’s option prior to maturity.
ARTICLE IV
COVENANTS
Section 4.1    Payment of Notes
The Company covenants and agrees for the benefit of the Holders of the Notes that it shall promptly pay the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. Payments of principal, premium, if any, and interest on the Notes shall be deemed due for all purposes under this Indenture whether such payments are due at Stated Maturity, upon redemption, upon required repurchase pursuant to Section 4.7 or 4.10 hereof, upon declaration or otherwise. Principal, premium, if any, and interest on the Notes shall be considered paid on the date due if by 11:00 a.m. (New York City time) on such date the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due.

The Company will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate then in effect on the Notes; it will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods), from time to time on demand at the same rate as on overdue principal.
Section 4.2    Reports
So long as any Notes are outstanding, the Company will furnish without cost to each Holder of the Notes and deliver to the Trustee:
(a)on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Applicable Securities Legislation, all annual financial information that the Company would be required to file as a reporting issuer under Applicable Securities Legislation including annual “Management’s Discussion & Analysis” (“MD&A”) and audited annual financial statements;
(b)on or prior to the later of: (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company; or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Applicable Securities Legislation, all quarterly financial information that the Company would be required to file as a reporting issuer under Applicable Securities Legislation, including a quarterly MD&A and unaudited quarterly financial statements; and
(c)on or prior to the later of the tenth Business Day following the events giving rise to the requirements for the Company to file a material change report pursuant to Applicable Securities Legislation, such material change report.
As of the date hereof, the Company’s fiscal year ends on December 31. The Company shall (1) schedule and participate in quarterly conference calls to discuss results of operations with Holders of Notes (provided that the Company’s regularly scheduled earnings call shall be deemed to satisfy the obligation set forth in this clause (1)) and (2) (A) maintain a public website on which the reports required by this Section 4.2 are posted along with details regarding the times and dates of conference calls required by clause (1) of this paragraph and information on how to access such conference calls or (B) file such reports electronically with the SEC through its Electronic Data Gathering, Analysis and Retrieval System (or any successor system) or pursuant to SEDAR (or any successor system) pursuant to Applicable Securities Legislation. Information posted on the website or filed as described in the foregoing sentence will be deemed to have been furnished to each Holder for purposes of this covenant (but the Company shall nevertheless deliver such information to the Trustee). In addition, the Company agrees that, for so long as any Notes remain outstanding, it will furnish to Holders of the Notes and to securities analysts and prospective investors, upon their request, the information described above.
In the event that any parent of the Company becomes a Guarantor of the Notes, the Indenture will permit the Company to satisfy its obligations in this Section 4.2 with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company and the Subsidiaries of the Company on a stand-alone basis, on the other hand.
In addition, the Company agrees that, for so long as any Notes remain outstanding, it will furnish to the Holders of such Notes and to securities analysts, market makers and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
To the extent any information is not provided as specified in this Section 4.2 and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.
Section 4.3    Incurrence of Indebtedness
(a)The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt); provided, however, that the Company and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the Net Cash Proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.
(b)Section 4.3(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):
(1)the incurrence by the Company and any Guarantor of Indebtedness under Credit Facilities; provided that the aggregate principal amount of all Indebtedness of the Company and the Guarantors outstanding at any time under this clause (1) under all Credit Facilities after giving effect to such incurrence does not exceed an amount equal to the greater of (a) U.S. $1,350 million and (b) 30.0% of ACNTA of the Company determined as of the date of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of proceeds therefrom;
(2)the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness described under clause (1), (3) or (6) of this Section 4.3(b));
(3)the incurrence by the Company and the Guarantors of Indebtedness represented by the Initial Notes and any Subsidiary Guarantees related thereto;
(4)the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Finance Lease Obligations, mortgage financings, industrial revenue bonds, purchase money obligations or other Indebtedness or preferred stock, or synthetic lease obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement, deployment, refurbishment or modification of property (real or personal and including Capital Stock), plant or equipment or furniture or fixtures used in the business of the Company or any of its Restricted Subsidiaries (in each case, whether through the direct purchase of such assets or the Equity Interests of any Person owning such assets), in an aggregate principal amount, taken together with Permitted Refinancing Indebtedness in respect thereof, not to exceed the greater of (x) U.S. $50.0 million and (y) 1.0% of the ACNTA of the Company determined as of the date of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of proceeds therefrom, at any time outstanding;
(5)the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the Net Cash Proceeds of which are used to refund, refinance, replace, defease, discharge or otherwise retire for value Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.3(a) or clauses (2), (3), (4), (12) or (14) or this clause (5) of this Section 4.3(b);
(6)the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:
(A)(i) if the Company is the obligor on such Indebtedness and the obligee is not a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (ii) if a Guarantor is the obligor of such Indebtedness and the obligee is neither the Company nor a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations of such Guarantor with respect to its Subsidiary Guarantee; and
(B)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause;
(7)in-kind obligations relating to net oil and natural gas balancing positions arising in the ordinary course of business;
(8)any obligations in respect of completion bonds, performance bonds, bid bonds, appeal bonds, surety bonds, bankers acceptances, letters of credit, insurance obligations or bonds and other similar bonds and obligations incurred by the Company or any Restricted Subsidiary in the ordinary course of business and any Guarantees or letters of credit functioning as or supporting any of the foregoing bonds or obligations;

(9)any obligation (including deferred premiums) under Interest Rate Agreements, Currency Agreements and Commodity Agreements; provided, that such Interest Rate Agreements, Currency Agreements and Commodity Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company);
(10)any obligation arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, Guarantee, adjustment of purchase price, holdback, contingency payment obligation based on the performance of the acquired or disposed asset or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, asset or Capital Stock;
(11)any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five (5) Business Days of incurrence;
(12)the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness;
(13)any Guarantee of Indebtedness of the Company or a Restricted Subsidiary to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 4.3; provided that if the Indebtedness being guaranteed is subordinated or pari passu with the Notes, the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;
(14)Indebtedness incurred on behalf of, or representing guarantees of Indebtedness of, Persons other than the Company or any Restricted Subsidiaries in which the Company or a Restricted Subsidiary has an Investment; provided, however, that the aggregate principal amount of Indebtedness incurred under this clause (14), when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (14), does not exceed the greater of US$75.0 million and 1.5% of ACNTA of the Company at the time of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of the proceeds therefrom;
(15)the incurrence of Indebtedness under any Cash Management Agreements;
(16)the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness representing deferred compensation to employees of the Company or any of its Restricted Subsidiaries; and
(17)the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in addition to Indebtedness permitted by clauses (1) through (16) of this Section 4.3(b) or Section 4.3(a) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (17), not to exceed the greater of (a) US$75.0 million and (b) 1.5% of the Company’s ACNTA, determined as of the date of incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of the proceeds therefrom.
(c)For purposes of determining compliance with this Section 4.3:
(1)in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) of Section 4.3(b), or is entitled to be incurred pursuant to Section 4.3(a), the Company will be permitted to classify such item of Indebtedness (or any portion thereof) on the date of its incurrence and, subject to clause (2) below, may later reclassify (based on circumstances existing on the date of such reclassification) such items of Indebtedness (or any portion thereof), in any manner that complies with this covenant, and only be required to include the amount and type of such Indebtedness in one of such clauses or may include the amount and type of such Indebtedness partially in one such clause and partially in one or more other such clauses;
(2)all Indebtedness outstanding on the Issue Date under the Credit Agreement shall be deemed initially incurred under clause (1) of Section 4.3(b) and not Section 4.3(a) or clause (2) of Section 4.3(b), and the Company shall not be entitled to reclassify such Indebtedness;
(3)Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;
(4)if obligations in respect of letters of credit are incurred pursuant to the Credit Facility and are being treated as incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;
(5)the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP;
(6)Indebtedness of any Person existing at the time such Person becomes a Restricted Subsidiary shall be deemed to have been incurred by the Company and the Restricted Subsidiary at the time such Person becomes a Restricted Subsidiary;
(7)for the avoidance of doubt, any Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease, discharge, or otherwise retire for value Indebtedness incurred pursuant to any provision in the definition of Permitted Indebtedness that is limited by a percentage of ACNTA of the Company may be incurred pursuant to such provision, even if such refunding, refinancing, replacing, defeasing, discharging, or retiring Indebtedness could not be itself incurred pursuant to such provision at such time; and
(8)the accrual of interest or dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred equity as Indebtedness due to a change in accounting principles, the payment of dividends on Disqualified Stock or preferred equity in the form of additional shares of the same class of Disqualified Stock or preferred equity will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred equity for purposes of this covenant; provided, in each such case (other than preferred stock that is not Disqualified Stock), that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued.
(d)For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a non-U.S. currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any of its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.
Section 4.4    Restricted Payments
(a)The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
(1)declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including any payment by the Company or any Restricted Subsidiary in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends, payments or distributions payable to the Company or a Restricted Subsidiary of the Company);
(2)purchase, redeem or otherwise acquire or retire for value (including in connection with any merger, amalgamation or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company and other than in exchange for Equity Interests (other than Disqualified Stock) of the Company);
(3)make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled sinking fund payment, any Subordinated Indebtedness of the Company or any Guarantor, except (a) a payment of interest or principal on or after the date when due or within three Business Days prior thereto, (b) in anticipation of satisfying a sinking fund obligation, principal installment payment or payment due at final maturity, in each case due within one year of the date of such payment, purchase or other acquisition or retirement or (c) payments on Indebtedness owed to the Company or a Guarantor; or
(4)make any Investment other than a Permitted Investment (all such payments and other actions set forth in clauses (1) through (3) above and this clause (4) being collectively referred to as “Restricted Payments”),
(b)unless, at the time of and after giving effect to such Restricted Payment:
(1)no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;
(2)solely in respect of the use of amounts available pursuant to clause (3)(A) below, the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.3(a) hereof; and
(3)such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Start Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) or (14) of Section 4.4(c), but including Restricted Payments permitted by clauses (1) and (13) of Section 4.4(c) (collectively, the “Prior Restricted Payments Amount”); provided that if at the time that a Restricted Payment is made pursuant to Section 4.4(c)(13) (each a “Net Leverage Ratio Permitted Payment”) including such Net Leverage Ratio Permitted Payment in the Prior Restricted Payments Amount would result in the amount available pursuant to this clause (3) being below $0, then only such portion, if any, of that Net Leverage Ratio Permitted Payment as would result in such amount being not less than $0 shall be included in the Prior Restricted Payments Amount and any remaining portion of such Net Leverage Ratio Permitted Payment shall be disregarded for purposes of determining the Prior Restricted Payments Amount in making any determination under this clause (3) on and after the date of such Net Leverage Ratio Permitted Payment), is equal to or less than the sum, without duplication, of:
(A)50% of the cumulative Consolidated Net Income for the period (taken as one accounting period) commencing on January 1, 2020 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit); provided that no Restricted Payment of the type described in clause (1) or (2) of Section 4.4(a) (a “Specified RP”) shall be made in reliance on amounts accumulated under this clause (3)(A) if the Consolidated Net Leverage Ratio immediately after giving effect to such Specified RP on a pro forma basis is greater than 1.75:1.00; plus

(B)100% of the aggregate Net Cash Proceeds and 100% of the Fair Market Value of securities or other property other than cash (including Capital Stock of Persons engaged in the Oil and Gas Business that become Restricted Subsidiaries or assets used or useful in the Oil and Gas Business) received by the Company subsequent to the Start Date as a contribution to its common equity capital or from the issue or sale subsequent to the Start Date of Equity Interests of the Company (other than Disqualified Stock or Excluded Contributions), other than Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees (such amount, the “Incremental Equity Amount”); provided that no Specified RP shall be made in reliance on amounts accumulated under this clause (3)(b) if the Consolidated Net Leverage Ratio immediately after giving effect to such Specified RP on a pro forma basis is greater than 1.75:1.00; plus
(C)the amount by which Indebtedness is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Start Date of any Indebtedness convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (plus the amount of any accrued interest then outstanding on such Indebtedness to the extent the obligation to pay such interest is extinguished less the amount of any cash, or the Fair Market Value of any property (as determined in good faith by an Officer of the Company), distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus
(D)an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments and proceeds representing the return of capital (excluding dividends and distributions to the extent included in Consolidated Net Income), in each case received by the Company or any Restricted Subsidiary subsequent to the Start Date and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that to the extent the foregoing sum exceeds, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary subsequent to the Start Date, such excess shall not be included in this clause (D) unless the amount represented by such excess has not been and will not be taken into account in one of the foregoing clauses (A)-(C); plus
(E)any dividends or distributions received in cash by the Company or a Guarantor after the Start Date from an Unrestricted Subsidiary of the Company, to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income for such period; plus
(F)US$125.0 million.
(c)The preceding provisions will not prohibit:
(1)the payment of any dividend or the consummation of any redemption within 60 days after the date of declaration or giving of redemption notice, as the case may be, thereof, if at said date of declaration or notice such payment would have complied with the provisions of this Indenture (and such payment shall be deemed to be paid on the date of payment for purposes of any calculation required by this covenant);
(2)any Restricted Payment made in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company, with any such payment being deemed to be “substantially concurrent” if made within 180 days of the sale of the Equity Interests or contribution of common equity capital in question; provided that the amount of any such Net Cash Proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from Section 4.4(b)(3)(B);
(3)the defeasance, redemption, repurchase, retirement or other acquisition of any Subordinated Indebtedness of the Company or any Guarantor (including the payment of any required premium and any fees and expenses incurred in connection with such defeasance, redemption, repurchase, retirement or other acquisition) with the Net Cash Proceeds from an incurrence of any Permitted Refinancing Indebtedness permitted to be incurred under Section 4.3 hereof;
(4)the payment of any dividend or other distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis or on a basis more favorable to the Company or any Restricted Subsidiary;
(5)the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any employees, former employees, directors or former directors of Company or any of its Restricted Subsidiaries (or heirs, estates or other permitted transferees of such employees or directors) pursuant to any agreements (including employment agreements), management equity subscription agreements or stock option agreements or plans (or amendments thereto), approved by the Board of Directors, under which such individuals purchase or sell or are granted the right to purchase or sell shares of Capital Stock, or upon the death, disability, or termination of employment of such person; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed US$10.0 million in any calendar year, with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:
(A)the cash proceeds received by the Company or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) to members of management, directors, managers or consultants of the Company and the Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Start Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under Section 4.4(b)(3)(B)), plus
(B)the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) or the Restricted Subsidiaries after the Start Date;
provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year; and provided further, that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from any present or former employees, directors, managers, officers or consultants of the Company, any Restricted Subsidiary or the direct or indirect parents of the Company in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;
(6)loans or advances to employees of the Company or employees or directors of any Subsidiary of the Company, the proceeds of which are used to purchase Capital Stock of the Company, or to refinance loans or advances made pursuant to this clause (6), in an aggregate amount not in excess of U.S. $7.5 million at any one time outstanding;
(7)repurchases or other acquisitions for value of Capital Stock deemed to occur upon the exercise or exchange of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise or exchange price thereof or made in lieu of withholding taxes in connection with any such exercise or exchange;
(8)upon the occurrence of a Change of Control Triggering Event or an Asset Sale and within 60 days after the completion of the offer to repurchase the Notes under Section 4.7 or Section 4.10 hereof (including the purchase of all Notes tendered and required to be purchased), any purchase, repurchase, redemption, defeasance, acquisition or other retirement for value of Subordinated Indebtedness required under the terms thereof as a result of such Change of Control Triggering Event or Asset Sale at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any, provided that, in the notice to Holders relating to a Change of Control Triggering Event or Asset Sale hereunder, the Company shall describe this clause (8);

(9)payments to dissenting stockholders (x) pursuant to applicable law or (y) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture;
(10)the purchase by the Company of fractional shares arising out of stock dividends, splits or combinations or business combinations or conversion of convertible or exchangeable securities of debt or equity issued by the Company;
(11)dividends on Disqualified Stock of the Company or preferred stock of any Restricted Subsidiary if such dividends are included in the calculation of Fixed Charges;
(12)Restricted Payments made with Excluded Contributions;
(13)any Restricted Payment; provided that, immediately after giving effect to any such Restricted Payment, the Consolidated Net Leverage Ratio on a pro forma basis does not exceed 0.75:1.00; or
(14)other Restricted Payments not to exceed the greater of (x) US$100.0 million and (y) 2.0% of the ACNTA of the Company at the time when such determination is made in the aggregate since the Start Date.
The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities other than cash that are required to be valued by this covenant will be determined, in the case of amounts in excess of US$20.0 million, by an Officer of the Company and, in the case of amounts in excess of US$50.0 million, by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the Trustee; provided that the Fair Market Value of any publicly traded securities required to be valued by this covenant will be determined by the Company in good faith based on the trading price of such securities and no resolution related to such determination shall be required.
For purposes of determining compliance with this Section 4.4, if a Restricted Payment (or portion thereof) meets the criteria of more than one of the types of Restricted Payments described in clauses (1)-(12) or (14) above or one or more clauses of the definition of Permitted Investments (or portions of any of the foregoing) or pursuant to Section 4.4(a) or (b), the Company, in its sole discretion, may order and classify, and subsequently reorder and reclassify (based on circumstances existing at the time of such reorder or reclassification), such Restricted Payment (or portion thereof) in any manner in compliance with this covenant.
Section 4.5    Liens
The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or suffer to exist any Lien (each, an “Initial Lien”) on any property or asset now owned or hereafter acquired, except Permitted Liens, to secure: (a) any Indebtedness of the Company unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured for so long as such other Indebtedness is so secured; or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantee of such Guarantor is equally and ratably secured for so long as such other Indebtedness is so secured; provided, however, that if such Indebtedness is expressly subordinated to the Notes or a Subsidiary Guarantee, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or such Subsidiary Guarantee, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or such Subsidiary Guarantee.
Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.
With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount (as described in the following sentence) of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest or dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rates or currency values or increases in the value of property securing Indebtedness described in the definition of “Indebtedness”.
Section 4.6    Dividend and Other Payment Restrictions Affecting Subsidiaries
(a)The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
(1)pay dividends or make any other distributions on its Capital Stock to the Company or any of the Company’s Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of the Company’s Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends, distributions or liquidating distributions prior to dividends, distributions or liquidating distributions being paid on Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);
(2)make loans or advances to the Company or any of the Company’s Restricted Subsidiaries (it being understood that the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or
(3)transfer any of its properties or assets to the Company or any of the Company’s Restricted Subsidiaries.
(b)However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)agreements or instruments existing on the Issue Date, including the Credit Agreement as in effect on the Issue Date and this Indenture, the Notes and the Subsidiary Guarantees;
(2)any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;
(3)any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending such sale or other disposition;
(4)any amendment, restatement, modification, supplement, extension, renewal, refunding, replacement or refinancing of Indebtedness referred to in clauses (1) or (2) of this Section 4.6(b), provided that the encumbrances or restrictions contained in the agreements governing the foregoing are not materially more restrictive, taken as a whole, than those contained in the agreements governing such Indebtedness as determined in good faith by the Company;
(5)cash or other deposits, or net worth requirements or similar requirements, imposed by suppliers, landlords or customers or required by insurance, security or bonding companies, or restrictions on cash or other deposits by parties under agreements entered into in the ordinary course of the Oil and Gas Business of the types described in the definition of Permitted Business Investments;
(6)any applicable law, rule, regulation, order, approval, license, permit or similar restriction;
(7)provisions limiting the disposition or distribution of assets or property or transfer of Capital Stock in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents, and other similar agreements entered into in the ordinary course of business, or with the approval of the Company’s Board of Directors or any of its officers, which limitation is applicable only to the assets, property or Capital Stock that are the subject of such agreements;
(8)any encumbrance or restriction contained in the terms of any Indebtedness or Capital Stock permitted to be incurred under this Indenture or any agreement pursuant to which such Indebtedness was incurred if either (x) in the case of Indebtedness, the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (y) the Company determines that any such encumbrance or restriction either (i) will not materially affect the Company’s ability to make principal or interest payments on the Notes and such restrictions are not materially less favorable to Holders of Notes than is customary in comparable financings or (ii) are not materially more restrictive, taken as a whole, with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted

Subsidiary pursuant to agreements in effect on the Issue Date or those contained in this Indenture or the Credit Agreement, in each case as determined in good faith by the Board of Directors or an Officer of the Company;
(9)encumbrances or restrictions with respect to an Unrestricted Subsidiary entered into before it became a Restricted Subsidiary and not in contemplation of it becoming a Restricted Subsidiary;
(10)customary provisions in joint venture agreements or other similar agreements entered into in the ordinary course of business;
(11)encumbrances on property that exist at the time such property was acquired by the Company or any of its Restricted Subsidiaries that are not created in contemplation of such acquisition;
(12)agreements governing Hedging Obligations permitted under the Indenture; and
(13)with respect to Section 4.6(a)(3) only, any of the following encumbrances or restrictions:
(A)purchase money obligations for property acquired in the ordinary course of business or otherwise permitted under this Indenture that imposes restrictions on the property so acquired;
(B)Permitted Liens or Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of Section 4.5 hereof that limit the right of the Company or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;
(C)restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale;
(D)restrictions on the subletting, assignment or transfer of any property or asset that is subject to a lease, license, sub-license or similar contract, or the assignment or transfer of any such lease, license, sub-license or other contract;
(E)provisions restricting dispositions of real property interests in reciprocal easement agreements; and
(F)customary restrictions on the disposition or distribution of assets or property in agreements entered into in the ordinary course of the Oil and Gas Business of the types described in the definition of Permitted Business Investments.
Section 4.7    Asset Sales
(a)The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Equity Interests or other assets issued or sold or otherwise disposed of (which may be determined at the time of entering into any agreement with respect to such Asset Sale); and
(2)(A) at least 75% of the aggregate consideration received by the Company or such Restricted Subsidiary, as the case may be, from all Asset Sales since the Issue Date is in the form of cash, Cash Equivalents or assets of the type referred to in clauses (2), (3) or (4) of Section 4.7(b) below, or any combination of the foregoing (together, “Permitted Consideration”) or (B) the Fair Market Value of all forms of consideration for such Asset Sale other than Permitted Consideration does not exceed in the aggregate 10% of the ACNTA of the Company at the time when such determination is made. For purposes of this provision, each of the following shall be deemed to be cash:
(A)any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto or if incurred or accrued subsequent to the date of such balance sheet, such liabilities as would have been reflected on such balance sheet or in the footnotes thereto if such incurrence or accrual had been put in place on or prior to the date of such balance sheet, as determined in good faith by the Company) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are (i) assumed, discharged or otherwise forgiven by the transferee of any such assets pursuant to an agreement that releases the Company or such Restricted Subsidiary from further liability or (ii) retired, cancelled, or otherwise terminated in connection with such Asset Sale;
(B)with respect to any Asset Sale of properties used or useful in the Oil and Gas Business by the Company or any of its Restricted Subsidiaries where the Company or such Restricted Subsidiary retains an interest in such property, the amount of the costs and expenses of the Company or such Restricted Subsidiary related to the exploration, development, completion or production of such properties and activities related thereto which the transferee (or an Affiliate thereof) agrees to pay;
(C)Indebtedness (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or a Subsidiary Guarantee) of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale; provided that the Company and each other Restricted Subsidiary are released from any Guarantee of such Indebtedness in connection with such Asset Sale;
(D)any Capital Stock or assets of the kind referred to in clauses (2) and (5) below;
(E)any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

(F)any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (f) since the Issue Date, not to exceed an amount equal to 5.0% of the Company’s ACNTA (determined at the time of receipt of such Designated Non-cash Consideration), with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the date of the definitive agreement with respect to such Asset Sale and without giving effect to subsequent changes in value.
(b)Within eighteen months after the date of receipt of any Net Proceeds from an Asset Sale, the Company or a Restricted Subsidiary may apply an amount equal to the amount of such Net Proceeds at its option, to any combination of one or more of the following:
(1)to repay, prepay, redeem or repurchase any Indebtedness of the Company or any Restricted Subsidiary (other than Subordinated Indebtedness);
(2)to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Company principally engaged in the Oil and Gas Business that will, upon such acquisition, become a Restricted Subsidiary or acquire any minority interest in a Restricted Subsidiary;
(3)to acquire Capital Stock of any Restricted Subsidiary; provided that all the Capital Stock of such Restricted Subsidiary held by the Company or any of its Restricted Subsidiaries shall entitle the Company or such Restricted Subsidiary to not less than a pro rata portion of all dividends or other distributions made by such Restricted Subsidiary upon any of such Capital Stock;
(4)to make capital expenditures; or
(5)to acquire properties or assets, in each case that are used or useful in the Oil and Gas Business
Pending the final application of any such Net Proceeds, the Company may utilize or invest such Net Proceeds in any manner not prohibited by this Indenture.
(c)Any Net Proceeds from Asset Sales that are not applied or invested as provided in Sections 4.7(a) and (b) will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds U.S. $25.0 million, within 30 days thereafter the Company will make an offer (the “Asset Sale Offer”) to all Holders of Notes and, to the extent required by the terms thereof, all holders of other Indebtedness that is pari passu in right of payment with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price with respect to the Notes in any Asset Sale Offer will be equal to 100% of principal amount (or accreted value in the case of any such other pari passu Indebtedness issued with a significant original issue discount) plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest

Payment Date that is on or prior to the date of purchase), and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company shall select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis, on the basis of the aggregate principal amounts (or accreted values) tendered in round denominations (which in the case of the Notes will be minimum denominations of U.S. $2,000 principal amount or multiples of U.S. $1,000 in excess thereof). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. If the Company makes an Asset Sale Offer prior to the deadline referred to in the first sentence of this paragraph with respect to any Net Proceeds, the Company’s obligations with respect to such Net Proceeds under this covenant shall be deemed satisfied after completion of such Asset Sale Offer.
(d)Within 30 days following the date when the Company becomes obligated to make an Asset Sale Offer, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Asset Sale and offering to repurchase Notes on the date (the “Asset Sale Payment Date”) specified in such notice, which date will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Indenture and described in such notice.
(e)On the Asset Sale Payment Date, the Company will, to the extent lawful:
(1)accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer, subject to proration based on the amount of Excess Proceeds pursuant to clause (c) above of this Section 4.7;
(2)deposit with the Paying Agent an amount equal to the amount of Excess Proceeds that, after giving effect to proration with holders of pari passu Indebtedness pursuant to clause (c) above of this Section 4.7, is allocable to the Notes or portions thereof so tendered (or, if less, the aggregate Asset Sale Payment for all Notes validly tendered and not withdrawn); and
(3)deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.
(f)The Paying Agent will promptly mail (or cause to be transferred through the facilities of the Depositary) to each Holder of Notes so tendered and not withdrawn and accepted for payment in accordance with this Section 4.7, the Asset Sale Payment for such tendered Notes, and the Trustee will, upon receipt of a Company Order, promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, by such Holder; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.
(g)If the Asset Sale Payment Date is after the taking of a record of the Holders on a record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a purchased Note is registered on such record date, and no other interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.
(h)The Company will comply with Applicable Securities Legislation and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.7, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of the Company’s compliance with such securities laws or regulations.
(i)The Company will publicly announce the results of the Asset Sale Offer, on or as soon as practicable, after the date such Asset Sale Offer is completed.
Section 4.8    Transactions with Affiliates
(a)The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate consideration to or from the Company or a Restricted Subsidiary in excess of U.S. $15.0 million, unless:
(1)such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained at the time of such transaction in arm’s-length dealings by the Company or such Restricted Subsidiary with a Person that is not an Affiliate or, if in the good faith judgment of the Company, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or such Restricted Subsidiary from a financial point of view; and
(2)(a) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration to or from the Company or a Restricted Subsidiary in excess of U.S. $20.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with the requirements of clause (1) above, and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration to or from the Company or a Restricted Subsidiary in excess of U.S. $40.0 million, a majority of the Disinterested Members of the Board of Directors (or, if there is only one Disinterested Member, such Disinterested Member) have determined that the criteria set forth in clause (1) are satisfied with respect to such Affiliate Transaction(s) and have approved such Affiliate Transaction(s), as evidenced by a Board Resolution delivered to the Trustee and certified by an Officers’ Certificate as having been adopted by the Board of Directors.
(b)The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.8(a) hereof:
(1)any employment or severance agreement or other employee, consulting service, termination or director-compensation agreement, arrangement or plan, (or any amendment thereto with respect thereto), or indemnification agreements, entered into by the

Company or any Restricted Subsidiary with directors, officers and employees of the Company or any Restricted Subsidiary thereof and the payment of compensation (including but not limited to awards, grants or issuances of securities) to directors, officers and employees of the Company or any Restricted Subsidiary thereof (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment is in the ordinary course of business or has been approved by a majority of the Disinterested Members of the Board of Directors (or, if there is only one Disinterested Member, such Disinterested Member);
(2)transactions between or among the Company and/or its Restricted Subsidiaries, and the issuance of Guarantees for the benefit of the Company or any of its Restricted Subsidiaries not otherwise prohibited by this Indenture;
(3)Restricted Payments that, in each case, are permitted by Section 4.4 hereof or Permitted Investments;
(4)loans or advances to employees, officers or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries, but in any event not to exceed U.S. $7.5 million in the aggregate outstanding at any one time;
(5)advances to or reimbursement of expenses incurred by officers and employees for moving, entertainment and travel expenses and similar expenditures in the ordinary course of business of the Company;
(6)any transactions undertaken pursuant to any contracts in existence on the Issue Date (as in effect on the Issue Date) and any renewals, replacements or modifications of such contracts (pursuant to new transactions or otherwise) on terms no less favorable to the Holders of the Notes than those in effect on the Issue Date;
(7)(a) guarantees of performance by the Company or any Subsidiary of the Company in the ordinary course of business, except for guarantees of Indebtedness and (b) pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries;
(8)in the case of (i) contracts for (A) drilling or other oil-field services or supplies, (B) the sale, storage, gathering or transport of hydrocarbons or (C) the lease or rental of office or storage space or (ii) other operation-type contracts, any such contracts that are entered into in the ordinary course of business on terms substantially similar to those contained in similar contracts entered into by the Company or any Restricted Subsidiary and third parties or, if neither the Company nor any Restricted Subsidiary has entered into a similar contract with a third party, that the terms are on the whole not materially less favorable than those that would be reasonably expected to be available from third parties on an arm’s-length basis, as determined in good faith by the Company;
(9)transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, an Equity Interest in, or controls, such Person;

(10)any sale or other issuance of Equity Interests (other than Disqualified Stock) of the Company to, or receipt of a capital contribution from, an Affiliate (or a Person that becomes an Affiliate) of the Company;
(11)any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, deliver to the Trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction meets the requirements of Section 4.8(a)(1);
(12)transactions entered into in good faith with an Affiliate of the Company or any of its Restricted Subsidiaries that provide for shared services and/or facilities arrangements and that provide cost savings and/or other operational efficiencies to the Company or any of its Restricted Subsidiaries as determined in good faith by the Company, and payments related thereto;
(13)any transaction between the Company or any Restricted Subsidiary on the one hand and any Person deemed to be an Affiliate solely because a director of such Person is also a director of the company or a Restricted Subsidiary, on the other hand; provided that such director abstains from voting as a director of the Company or the Restricted Subsidiary, as applicable, in connection with the approval of the transaction; and
(14)transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries and otherwise in compliance with this Indenture; provided that such transactions are on terms substantially similar to those obtained by the Company or any Restricted Subsidiary in similar transactions with third parties or, if neither the Company nor any Restricted Subsidiary has entered into a similar transaction with a third party, that are on the whole not materially less favorable than those that would be reasonably expected to be available from third parties on an arm’s-length basis, as determined in good faith by the Company.
Section 4.9    Additional Subsidiary Guarantees
If, on or after the Issue Date, any Restricted Subsidiary of the Company that is not already a Guarantor guarantees any Indebtedness of the Company or any Guarantor under clause (1)(a) of the definition of Indebtedness in excess of US$10.0 million, then that Subsidiary will become a Guarantor by executing a supplemental indenture substantially in the form of Exhibit E hereto and delivering it to the Trustee within 30 days of the date on which it guaranteed such Indebtedness together with an Officers’ Certificate and an Opinion of Counsel, each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture.
Any such Subsidiary Guarantee shall be subject to release pursuant to Section 10.9(b).
Section 4.10    Change of Control Triggering Event
(a)If a Change of Control Triggering Event occurs, unless the Company has previously or concurrently exercised its right to redeem all of the Notes as provided in Section 3.7, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to US$2,000 or an integral multiple of US$1,000 in excess thereof) of that Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, the Company will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes to be repurchased plus accrued and unpaid interest thereon, if any, to, but not including, the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the date of purchase). Except as provided in Section 4.10(g) below, within 30 days following any Change of Control Triggering Event, the Company will send a notice to each Holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date will be no earlier than 10 days nor later than 60 days from the date such notice is sent, pursuant to the procedures required by this Indenture and described in such notice. The Company will comply with Applicable Securities Legislation and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of Section 4.10, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of the Company’s compliance with such securities laws or regulations.
(b)On the Change of Control Payment Date, the Company will, to the extent lawful:
(1)accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;
(2)deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and
(3)deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.
(c)The Paying Agent will promptly send (or cause to be transferred through the facilities of the Depositary) to each Holder of Notes so tendered and not withdrawn the Change of Control Payment for such tendered Notes, with such payments to be made through the facilities of the Depositary for all Notes in global form, and the Trustee, upon receipt of a Company Order, will promptly authenticate and send (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, by such Holder; provided that each such new Note will be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof.
(d)If the Change of Control Payment Date is after the taking of a record of the Holders on a record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered on such record date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(e)The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
(f)The provisions described above that require the Company to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether or not any other provisions of this Indenture are applicable.
(g)The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if: (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, (2) a notice of redemption for all outstanding Notes has been given in accordance with this Indenture, unless and until there is a default in payment of the applicable Redemption Price or (3) in connection with or in contemplation of any publicly announced Change of Control or Change of Control Triggering Event, the Company has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of the Alternate Offer.
(h)A Change of Control Offer or Alternate Offer may be made in advance of a Change of Control or Change of Control Triggering Event, and conditioned upon the occurrence of a Change of Control or Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer or Alternate Offer.
(i)The Company’s obligation to make a Change of Control Offer pursuant to this Section 4.10 may be waived, modified or terminated with the consent of the Holders of a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) prior to the occurrence of such Change of Control Triggering Event.
Section 4.11    Maintenance of Office or Agency for Registration of Transfer, Exchange and Payment of Notes
So long as any of the Notes shall remain outstanding, the Company will, in accordance with Section 2.3 hereof, maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, or the Registrar) in the continental United States where the Notes may be surrendered for exchange or registration of transfer and where the Notes may be presented or surrendered for payment. If the Company shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, such surrenders or presentations may be made at the designated Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee its agent to receive at the aforesaid office all such surrenders or presentations. The Company may also from time to time designate one or more other offices or agencies in the continental United States where Notes may be presented or surrendered for any and all such purposes and may from time to time rescind such designations. The Company will give to Trustee prompt written notice of the location of any such office or agency and of any change of location thereof.

Section 4.12    Appointment to Fill a Vacancy in the Office of Trustee
The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.8, a Trustee, so that there shall at all times be a Trustee hereunder.
Section 4.13    Provision as to Paying Agent
(a)If the Company shall appoint a Paying Agent other than the Trustee, in accordance with the terms of this Indenture, it will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such Agent shall undertake, subject to the provisions of this Section 4.13:
(1)that it will hold all sums held by it as such agent for the payment of the principal of, premium, if any, or interest on the Notes (whether such sums have been paid to it by the Company or by any other obligor on the Notes) in trust for the benefit of the Holders of the Notes and will notify the Trustee of the receipt of sums to be so held;
(2)that it will give the Trustee notice of any failure by the Company (or by any other obligor on the Notes) to make any payment of the principal of, premium, if any, or interest on the Notes when the same shall be due and payable;
(3)that it will at any time during the continuance of any Event of Default specified in Section 6.1, upon the written request of the Trustee, deliver to the Trustee all sums so held in trust by it; and
(4)that it will acknowledge, accept and agree to comply in all aspects with the provisions of this Indenture relating to the duties, rights and liabilities of such Paying Agent.
(b)If the Company shall not act as its own Paying Agent, it will, by 11:00 a.m. (New York City time) on the due date of the principal of or premium, if any, or interest on any Notes, deposit with such Paying Agent a sum in same day funds sufficient to pay the principal of, premium, if any, or interest so becoming due, such sum to be held in trust for the benefit of the Holders of Notes entitled to such principal of or premium, if any, or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its failure so to act.
(c)If the Company shall act as its own Paying Agent, it will, by 11:00 a.m., (New York City time) on each due date of the principal of or premium, if any, or interest on the Notes, set aside, segregate and hold in trust for the benefit of the Persons entitled thereto, a sum sufficient to pay such principal or premium or interest so becoming due and will notify the Trustee of any failure to take such action.
(d)Anything in this Section 4.13 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Paying Agent for delivery to the Trustee all sums held in trust by it, as required by this Section 4.13, such sums to be delivered by the Paying Agent to the Trustee to be held by the Trustee upon the trusts herein contained.

(e)Anything in this Section 4.13 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 4.13 is subject to the provisions of Section 8.4 and Section 8.6.
Section 4.14    Maintenance of Corporate Existence
So long as any of the Notes shall remain outstanding, the Company will at all times (except as otherwise provided or permitted in this Article V of this Indenture) do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.
Section 4.15    Compliance Certificate
(a)The Company shall deliver to the Trustee within 90 days after the end of each fiscal year of the Company, beginning with the fiscal year ended December 31, 2023, a statement (which need not be an Officers’ Certificate) signed by the principal executive officer, the principal accounting officer or the principal financial officer of the Company stating that a review of the activities of the Company and its Subsidiaries (including each Guarantor) during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each of the Company and the Guarantors has performed its obligations under this Indenture, and further stating whether or not, to the knowledge of the signers, the Company is in default in the performance and observance of any of the terms, provisions and conditions hereof (without regard to any period of grace or requirement of notice provided hereunder) and if any Default or Event of Default occurred during such period. In the event of any such default, the certificate shall describe such default, its status and what action the Company is taking or proposes to take with respect thereto.
(b)So long as any of the Notes are outstanding, the Company will deliver to the Trustee, within ten (10) Business Days upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.
Section 4.16    Taxes
The Company will pay, and will cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment would not have a material adverse effect on the financial condition of the Company and its Restricted Subsidiaries, taken as a whole.
Section 4.17    Stay, Extension and Usury Laws
The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.
Section 4.18    Covenant Termination
From and after the occurrence of an Investment Grade Rating Event (even if ratings on the Notes are thereafter reduced), the Company and its Restricted Subsidiaries will no longer be subject to the provisions of this Indenture set forth in Sections 4.3, 4.4, 4.6, 4.7, 4.8 and Section 5.1(a)(4). The Trustee shall not be responsible for monitoring, or charged with knowledge of the occurrence of an Investment Grade Rating Event without written notice thereof from the Company.
After the foregoing provisions have been terminated, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary” in Section 1.1.
Section 4.19    Payment of Additional Amounts
(a)All payments made by or on behalf of the Company under or with respect to the Notes, or by or on behalf of any Guarantor pursuant to the Subsidiary Guarantees, will be made without withholding or deduction for, or on account of, any Taxes, imposed or levied by or on behalf of any Canadian taxing authority or the government (or any political subdivision thereof) of any jurisdiction in which the Company or any Guarantor is organized, incorporated, engaged in business or is otherwise resident or treated as resident for tax purposes, or any jurisdiction from or through which payment is made (including the jurisdiction of each paying agent) (each, a “Specified Tax Jurisdiction”), unless required by law or the interpretation or administration thereof. If the Company or a Guarantor or other applicable withholding agent is obligated to withhold or deduct any amount for, or on account of, Taxes from any payment made under or with respect to the Notes, the Company or such Guarantor or applicable withholding agent, as applicable, will:
(1)make such withholding or deduction;
(2)remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;
(3)subject to the limitations below, pay to each Holder or beneficial owner of the Notes, as additional interest, such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each Holder or beneficial owner of the Notes, after such withholding or deduction (including any such withholding or deduction on such Additional Amounts) will not be less than the amount such Holder or beneficial owner would have received if such Taxes had not been withheld or deducted;
(4)furnish to the Trustee for the benefit of the Holders or beneficial owners of the Notes, within 60 days after the date of the payment or remittance of any Taxes is due pursuant to applicable law, certified copies of an official receipt of the relevant government authorities for all amounts deducted or withheld pursuant to applicable law, or if such receipts are not reasonably obtainable, other documentation evidencing the payment by the Company or such Guarantor, as applicable, of those Taxes; and

(5)at least 10 days prior to each date on which any Additional Amounts are payable, deliver to the Trustee an Officers’ Certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the Trustee may request to enable the Trustee to pay such Additional Amounts to the Holders or beneficial owners of the Notes on the payment date.
(b)Notwithstanding the foregoing, no Additional Amounts will be paid with respect to or in respect of a payment made to or in respect of any Holder or the beneficial owner of the Notes:
(1)with which the Company or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;
(2)that is a “specified shareholder” of the Company for the purposes of subsection 18(5) of the Income Tax Act (Canada) or a person that does not deal at arm’s length with any such specified shareholder;
(3)which is subject to such Taxes by reason of the Holder or the beneficial owner thereof (or a fiduciary, settlor, beneficiary, partner of, member or shareholder of, or possessor of a power over, the relevant Holder, if the relevant Holder is an estate, trust, nominee, partnership, limited liability company or corporation) being a resident, domicile or national of, incorporated in, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some present or former connection with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of the Notes or the receipt of payments thereunder in respect of the Notes or pursuant to any Subsidiary Guarantee;
(4)for or on account of any Taxes imposed or deducted or withheld by reason of the failure of the Holder or beneficial owner of the Notes, to the extent it is legally entitled to do so, to complete, execute and deliver to the Company or a Guarantor, as the case may be, any form or document to the extent applicable to such Holder or beneficial owner that may be required by law (including any applicable tax treaty) or by reason of the interpretation or administration of such law and which can be completed by such Holder or beneficial owner using commercially reasonable efforts and is reasonably requested in writing to be delivered to the Company or such Guarantor in order to enable the Company or such Guarantor to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Company or such Guarantor;
(5)for or on account of any estate, inheritance, gift, sales, transfer, capital gains, excise Taxes imposed on transfer of the Notes, personal property or similar tax, assessment or other governmental charge;
(6)for or on account of any Taxes payable otherwise than by deduction or withholding from payments under or with respect to the Notes or pursuant to any Subsidiary Guarantee (other than taxes payable pursuant to Regulation 803 of the Income Tax Act (Canada), or any similar successor provision);

(7)if the Holder is a fiduciary, partnership or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in income under the laws of the relevant taxing jurisdiction for tax purposes, of a beneficiary or settler with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settler, partner or beneficial owner been the holder thereof; or
(8)for or on account of any Taxes imposed pursuant to Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (the “Code”), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any similar law or regulation adopted pursuant to an intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any agreements entered into pursuant to Section 1471(b)(1) of the Code.
(each of the foregoing, an “Excluded Holder”).
(c)Any reference in this Indenture to the payment of principal, premium, if any, interest, purchase price, Redemption Price or any other amount payable under or with respect to any Note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. The Company’s and the Guarantors’ obligation to make payments of Additional Amounts will survive any termination of this Indenture or the defeasance or discharge of any rights thereunder.
(d)The Company and the Guarantors will indemnify and hold harmless each Holder of Notes or any beneficial owner thereof (other than an Excluded Holder) and upon written request reimburse each such Holder or beneficial owner thereof for the amount of (x) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes, and (y) any Taxes levied or imposed and paid by such Holder or any beneficial owner thereof with respect to any reimbursement under (x) above, but excluding any such Taxes on or computed by reference to such Holder’s or beneficial owner’s net income, revenue, profits, or capital.
(e)The Company and the Guarantors will pay any Note Issuance Taxes (limited, solely in the case of Taxes attributable to the receipt of any payments with respect thereto, to any such Taxes imposed that are not excluded above) and the Company will indemnify each Holder of Notes (other than an Excluded Holder) for any such Note Issuance Taxes paid by such Holder.
ARTICLE V
SUCCESSOR COMPANY
Section 5.1    Merger, Amalgamation, Consolidation or Sale of Assets
(a)The Company may not: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as whole, in one or more related transactions, to another Person, unless:
(1)either:
(A)the Company is the surviving corporation; or
(B)the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a Person existing under the laws of Canada or any province thereof or the United States, any state thereof or the District of Columbia;
(2)the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture;
(3)immediately after such transaction no Default or Event of Default exists; and
(4)the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.3(a) or (b) have a Fixed Charge Coverage Ratio that is equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately before such transaction.
(b)For purposes of this covenant, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, which properties or assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties or assets of the Company.
(c)Section 5.1(a)(4) will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.
Section 5.2    Successor Substituted
Upon any consolidation or merger, or amalgamation, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole in accordance with Section 5.1 hereof, the successor formed by such consolidation or amalgamation or into which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made (in each case, if not the Company) shall succeed to, and may exercise every right and power of, the Company under this Indenture and the Notes with the same effect as if such successor had been named as the Company herein and shall be substituted for the Company (so that from and after the date of such consolidation, amalgamation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Company” shall refer instead to the successor and not to the predecessor); and thereafter, except in the case of such a disposition by way of a lease, the Company shall be discharged and released from all obligations and covenants under this Indenture and the Notes.
ARTICLE VI
DEFAULTS AND REMEDIES
Section 6.1    Events of Default
Each of the following is an “Event of Default”:
(1)default for 30 days in the payment when due of interest on the Notes;
(2)default in payment when due of the principal of or premium, if any, on the Notes;
(3)failure by the Company to comply with Section 5.1 hereof;
(4)failure by the Company or any of its Restricted Subsidiaries to comply for 30 days after receipt of written notice from the Trustee or the Holders of 30% in principal amount of the Notes (with a copy to the Trustee) with Section 4.7 or 4.10 hereof;
(5)failure by the Company for 60 days (or 180 days with respect to Section 4.2) after receipt of written notice from the Trustee or the Holders of 30% in principal amount of the Notes (with a copy to the Trustee) to comply with any of its other agreements contained in this Indenture;
(6)default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:
(A)is caused by a failure to pay when due any principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or
(B)results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates U.S. $50.0 million or more (the “cross-acceleration provision”); provided, however, that if any such Payment Default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such Payment Default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;
(7)failure by the Company or any of its Restricted Subsidiaries that is also a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final non-appealable judgments aggregating in excess of U.S. $50.0 million (net of any amounts covered by insurance or a binding indemnity agreement), which judgments are not paid, discharged or stayed for a period of 60 days (the “Judgment Provision”);
(8)any Subsidiary Guarantee of a Guarantor shall be held in any judicial proceeding to be unenforceable or invalid or, except as permitted by this Indenture, shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (the “Guarantee Default Provision”), in each case with respect to any Guarantor that is also a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary; and
(9)(A) the Company or any Restricted Subsidiary that is also a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:
(i)commences a voluntary case or proceeding;
(ii)consents to the entry of an order for relief against it in an involuntary case or proceeding in which it is a debtor;
(iii)consents to the appointment of a Custodian of it or for any substantial part of its property;
(iv)makes a general assignment for the benefit of its creditors; or
(v)consents to the institution of a bankruptcy or an insolvency proceeding against it; or takes any comparable action under any foreign laws relating to insolvency; or
(A)a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(i)is for relief against the Company or any Restricted Subsidiary that is also a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case in which it is a debtor;
(ii)appoints a Custodian of the Company or any Restricted Subsidiary that is also a Significant Subsidiary or a group of Restricted

Subsidiaries that, taken together, would constitute a Significant Subsidiary or for any substantial part of its property; or
(iii)orders the winding up or liquidation of the Company or any Restricted Subsidiary that is also a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together would constitute a Significant Subsidiary; or any similar relief is granted under any foreign laws and the order, decree or relief remains unstayed and in effect for 60 consecutive days.
However, a Default under clauses (4) and (5) of this Section 6.1 will not constitute an Event of Default until the Trustee or the Holders of at least 30% in principal amount of the outstanding Notes notify the Company of the Default (with a copy to the Trustee) and the Company does not cure such Default within the time specified in clauses (4) and (5) of this Section 6.1 after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”
Section 6.2    Acceleration of Maturity; Rescission and Annulment
If an Event of Default (other than an Event of Default described in clause (9) of Section 6.1) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 30% in principal amount of the then outstanding Notes by notice to the Company and the Trustee, may declare the principal of, and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. If an Event of Default described in clause (9) of Section 6.1 above occurs and is continuing, the principal of, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any further action or notice on the part of the Trustee or any Holders. The Holders of a majority in outstanding principal amount of the Notes by notice to the Trustee may on behalf of the Holders of all the Notes rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.
Section 6.3    Other Remedies
If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium (if any) or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.
The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

Section 6.4    Waiver of Past Defaults
The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences hereunder except a Default or Event of Default in respect of a provision that under Section 9.2 hereof cannot be amended or waived without the consent of each Holder affected. When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any consequent right.
Section 6.5    Control by Majority
The Holders of a majority in outstanding principal amount of the Notes (voting as a single class or series) have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.1 hereof, that is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Subject to Section 7.1, prior to taking any action hereunder, the Trustee shall receive indemnification satisfactory to it against all loss, liability and expense caused by taking or not taking such action.
Section 6.6    Limitation on Suits
Except to enforce the right to receive payment of principal, premium (if any) or interest when due, a Holder may not pursue any remedy with respect to this Indenture, the Notes or the Subsidiary Guarantees unless:
(1)the Holder has previously given the Trustee written notice stating that an Event of Default is continuing;
(2)Holders of at least 30% in outstanding principal amount of the Notes have made a written request to the Trustee to pursue the remedy;
(3)such Holder or Holders have furnished the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;
(4)the Trustee has not complied with the Holders’ request within 60 days after receipt of the request and the furnishing of Note or indemnity; and
(5)the Holders of a majority in outstanding principal amount of the Notes have not given the Trustee a direction that is inconsistent with the request during such 60-day period.
A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such use by a Holder prejudices the rights of any other Holders or obtains preference or priority over such other Holders).

Section 6.7    Rights of Holders to Receive Payment
Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium, if any, and interest on the Notes held by such Holder, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.
Section 6.8    Collection Suit by Trustee
If an Event of Default specified in Section 6.1(1) or Section 6.1(2) hereof occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or any Guarantor for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.7 hereof to cover the costs and expenses of collection, including the reasonable compensation, disbursement and advances of the Trustee, its agents and counsel.
Section 6.9    Trustee May File Proofs of Claim
The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company or any Guarantor or their respective creditors or properties, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.7 hereof. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
Section 6.10    Priorities
If the Trustee collects any money or property pursuant to this Article VI, it shall pay out the money or property in the following order:
First: to the payment of all amounts due to the Trustee under Section 7.7 hereof;
Second: to Holders for amounts due and unpaid on the Notes for principal and interest and premium, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest and premium, if any, respectively; and
Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.
Section 6.11    Undertaking for Costs
In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.7 hereof or a suit by Holders of more than 10% in outstanding principal amount of the Notes.
ARTICLE VII
TRUSTEE
Section 7.1    Duties of Trustee
(a)If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
(b)Except during the continuance of an Event of Default: (i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates and opinions which by any provision hereof or thereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).
(c)The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:
(1)this Section 7.1(c) does not limit the effect of Section 7.1(b) hereof;
(2)the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and
(3)the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5 hereof.

(d)Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to this Section 7.1.
(e)The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.
(f)Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.
(g)No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or thereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate Note or indemnity against such risk or liability is not reasonably assured to it.
Section 7.2    Rights of Trustee
(a)The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.
(b)Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers’ Certificate or Opinion of Counsel. Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution.
(c)The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care. No Depositary shall be deemed an agent of the Trustee, and the Trustee shall not be responsible for any act or omission by any Depositary.
(d)The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers conferred upon it by this Indenture.
(e)The Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.
(f)Except for a default under Section 6.1(1) or Section 6.1(2) hereof, the Trustee shall not be deemed to have notice of any default or event of default unless written notice is received by a Trust Officer of the Trustee at the Corporate Trust Office, and such notice references the Notes and this Indenture and states that it is a notice of Default or Event of Default.

(g)In no event shall the Trustee be responsible or liable for special, incidental, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
(h)The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee Note or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
(i)The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.
(j)The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.
(k)The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.
Section 7.3    Individual Rights of Trustee
The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days or resign. The Trustee is also subject to Sections 7.10 and 7.11 hereof.
Section 7.4    Trustee’s Disclaimer
The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes, it shall not be responsible for the use or application of any money received by any Paying Agent (other than itself as Paying Agent), and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication.
Section 7.5    Notice of Defaults
If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default relating to payment of principal of, premium, if any, or interest on, any Note (including payments pursuant to the redemption or required repurchase provisions of such Note), the Trustee may withhold the notice if and so long as its board of directors, the executive committee of its board of directors or a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders.
Section 7.6    [Reserved.]
Section 7.7    Compensation and Indemnity
(a)The Company shall pay to the Trustee from time to time compensation for its services as the Company and the Trustee shall from time to time agree upon in writing. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by it, including costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of preparation and mailing of notices to Holders and reasonable costs of counsel retained by the Trustee in connection with the delivery of an Opinion of Counsel or otherwise, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s agents and counsel. The Company shall indemnify and hold harmless the Trustee (in its individual and trustee capacities) and its officers, directors, employees, shareholders and agents against any and all loss, liability, claims, action, suit, cost or expense (including reasonable attorneys’ fees) of any kind and nature whatsoever incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture (including this Section 7.7) and of defending itself against any claims or liability in connection with the exercise or performance of any of its powers or duties hereunder or thereunder (whether asserted by any Holder, the Company or otherwise). The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel. The Company is not required to reimburse any expense or indemnify against any loss, liability claim, again, suit, cost or expense incurred by the Trustee through the Trustee’s own willful misconduct or gross negligence.
(b)To secure the Company’s payment obligations in this Section 7.7, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of, premium (if any) and interest on particular Notes.
(c)The Company’s payment obligations pursuant to this Section 7.7 shall survive the discharge of this Indenture and the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.1(9) hereof with respect to the Company, the expenses are intended to constitute expenses of administration under any Bankruptcy Law.
Section 7.8    Replacement of Trustee
(a)A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.8.

(b)The Trustee may resign at any time by so notifying the Company. The Holders of a majority in outstanding principal amount of the Notes may remove the Trustee by so notifying the Trustee and the Company and may appoint a successor Trustee. The Company may remove the Trustee if: (i) the Trustee fails to comply with Section 7.10 hereof; (ii) the Trustee is adjudged bankrupt or insolvent; (iii) a Custodian or other public officer takes charge of the Trustee or its property; or (iv) the Trustee otherwise becomes incapable of acting.
(c)If the Trustee resigns or is removed by the Company or by the Holders of a majority in outstanding principal amount of the Notes and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.
(d)A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.7 hereof.
(e)If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in outstanding principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.
(f)If the Trustee fails to comply with Section 7.10 hereof after written notice thereto, the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.
(g)Notwithstanding the replacement of the Trustee pursuant to this Section 7.8, the Company’s obligations under Section 7.7 hereof shall continue for the benefit of the retiring Trustee.
Section 7.9    Successor Trustee by Merger
(a)If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another Person, the resulting, surviving or transferee Person without any further act shall be the successor Trustee.
(b)If at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Notes so authenticated; and if at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10    Eligibility; Disqualification
The Trustee shall at all times satisfy the requirements of Trust Indenture Act Section 310(a) with the same effect as if this Indenture were qualified under the Trust Indenture Act. There shall at all times be a Trustee hereunder that is a Person organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus (together with its Affiliates) of at least $100 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Trust Indenture Act Section 310(b) with the same effect as if this Indenture were qualified under the Trust Indenture Act.
Section 7.11    Preferential Collection of Claims Against Company
The Trustee shall comply with Trust Indenture Act Section 311(a), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) to the extent indicated.
ARTICLE VIII
DISCHARGE OF INDENTURE; DEFEASANCE
Section 8.1    Discharge of Liability on Notes; Defeasance
(a)Subject to Section 8.1(c) hereof, when (i) (x) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 2.7 hereof) for cancellation or (y) all outstanding Notes not theretofore delivered for cancellation have become due and payable at their scheduled maturity or (z) all outstanding Notes not theretofore delivered for cancellation have become scheduled for redemption under arrangements satisfactory to the Trustee as a result of the giving of notice of redemption by the Trustee in the name and at the expense of the Company in accordance with Article III hereof or will otherwise become due and payable within one year, (ii) the Company irrevocably deposits or causes to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders money in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of Stated Maturity or redemption, (iii) the Company has paid or caused to be paid all sums then payable by it under this Indenture and the Notes and (iv) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of such Notes at Stated Maturity or the Redemption Date, as the case may be, then the Trustee shall acknowledge satisfaction and discharge of this Indenture and the obligations of the Company and the Guarantors under the Notes and the Subsidiary Guarantees, on demand of the Company (accompanied by an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in this Indenture relating to the satisfaction and discharge of this Indenture have been complied with) and at the cost and expense of the Company.

(b)Subject to Section 8.2 hereof, the Company at its option at any time may terminate (i) all its obligations, except as specified in Section 8.1(c) hereof, under the Notes and this Indenture and all obligations of the Guarantors with respect to their Subsidiary Guarantees (“legal defeasance option”), and after giving effect to such legal defeasance, any omission to comply with such obligations shall no longer constitute a Default or Event of Default or (ii) its obligations under Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.6, Section 4.7, Section 4.8, Section 4.9 and Section 4.10 hereof, except to the extent such obligations are imposed by clause (a)(4) of Section 5.1 hereof, and the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document and such omission to comply with such Sections shall no longer constitute a Default or an Event of Default under Section 6.1(3) (solely as it relates to clause (a)(4) of Section 5.1) and Section 6.1(4) hereof and the operation of Section 6.1(5), Section 6.1(6), Section 6.1(7), Section 6.1(8) hereof and Section 6.1(9) (with respect only to Significant Subsidiaries) hereof, and the events specified in such Sections shall no longer constitute an Event of Default (this clause (ii) being referred to as the “covenant defeasance option”), but otherwise the remainder of this Indenture and the Notes shall be unaffected thereby. The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option or its covenant defeasance option, each Guarantor shall be released from its obligations with respect to its Subsidiary Guarantee as provided in Section 10.9(b) hereof.
If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Section 6.1(4), Section 6.1(5), Section 6.1(6), Section 6.1(7), Section 6.1(8) hereof or Section 6.1(9) (with respect only to Significant Subsidiaries) hereof or the failure of the Company to comply with clause (a)(4) of Section 5.1 hereof.
Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates, on demand of the Company (accompanied by an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in this Indenture relating to the legal defeasance or covenant defeasance, as the case may be, have been complied with) and at the cost and expense of the Company.
(c)Notwithstanding the provisions of Section 8.1(a) and Section 8.1(b) hereof, the obligations of the Company in Section 2.3, Section 2.4, Section 2.5, Section 2.6, Section 2.7, Section 2.9, Section 7.7, Section 7.8 hereof, and in this Article VIII shall survive until the Notes have been paid in full. Thereafter, the obligations of the Company in Section 7.7, Section 8.4 and Section 8.5 hereof shall survive.
Section 8.2    Conditions to Defeasance
The Company may exercise its legal defeasance option or its covenant defeasance option only if:

(1)the Company shall have irrevocably deposited with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the applicable Redemption Date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular Redemption Date;
(2)in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders and the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance option had not occurred;
(3)in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders and the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance option had not occurred;
(4)in the case of the legal defeasance option or the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel qualified to practice in Canada or a ruling from Canada Revenue Agency to the effect that Holders of the outstanding Notes who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such legal defeasance option or covenant defeasance option, as applicable, and will only be subject to Canadian federal, provincial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had if such legal defeasance option or covenant defeasance option, as applicable, had not occurred;
(5)no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the grant of any Lien securing such borrowings);
(6)such legal defeasance option or covenant defeasance option will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;
(7)the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and
(8)the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the legal defeasance option or the covenant defeasance option have been complied with.
Section 1.1Delivery and Application of Trust Money
The Trustee shall hold in trust money or Government Securities deposited with it pursuant to this Article VIII. It shall apply the deposited money and the money from Government Securities in accordance with this Indenture to the payment of principal, premium, if any, of and interest on the Notes.
Section 8.3    Repayment to Company
The Trustee and each Paying Agent shall promptly turn over to the Company upon Company Order any excess money or Notes held by them upon payment of all the obligations under this Indenture.
Subject to any applicable abandoned property law, the Trustee and each Paying Agent shall pay to the Company upon request any money held by them for the payment of principal of, or premium, if any, or interest on the Notes that remains unclaimed for two years (or any such money then held by the Company or any Subsidiary shall be discharged from any trust hereunder), and, thereafter, Holders entitled to the money must look to the Company for payment as unsecured general creditors; provided, however, that, if any Definitive Notes are then outstanding, the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in The New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.
Section 8.4    Indemnity for Government Securities
The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited Government Securities or the principal and interest received on such Government Securities.
Section 8.5    Reinstatement
If the Trustee or any Paying Agent is unable to apply any money or Government Securities in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or such Paying Agent is permitted to apply all such money or Government Securities in accordance with this Article VIII; provided, however, that, if the Company has made any payment in respect of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or any Paying Agent.
ARTICLE IX
AMENDMENTS
Section 9.1    Without Consent of Holders
The Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes or the Subsidiary Guarantees without notice to or consent of any Holder:
(1)to cure any ambiguity, defect, inconsistency, omission or mistake;
(2)to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code);
(3)to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders of the Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or a Guarantor’s properties or assets in compliance with this Indenture;
(4)to add or release Guarantors in compliance with this Indenture;
(5)to make any change that would provide any additional rights or benefits to the Holders, add Events of Default or surrender any right or power conferred upon the Company or any Guarantor or that does not adversely affect in any material respect the legal rights hereunder of any Holder;
(6)to secure the Notes, including pursuant to the requirements of Section 4.5;
(7)to comply with requirements of the Depositary with respect to the Notes;
(8)to provide for the issuance of Additional Notes;
(9)evidence and provide for the acceptance of appointment thereunder by a successor trustee with respect to the Notes; or
(10)conform the text of this Indenture (and/or any supplemental indenture) or any Notes or Subsidiary Guarantees issued hereunder to any provision of the “Description of Notes” set forth in the Offering Memorandum to the extent such text is intended to be a verbatim recitation thereof, such intention to be evidenced by an Officers’ Certificate of the Company delivered to the Trustee.
Section 9.2    With Consent of Holders
The Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes or the Subsidiary Guarantees with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes (voting as a single class or series)

(including consents obtained in connection with the purchase of, or tender offer or exchange offer for, Notes). Subject to the following sentence, any existing Default or compliance with any provision of this Indenture, the Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes (voting as a single class or series) (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):
(1)reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;
(2)reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to Section 4.7 or 4.10 or provisions relating to minimum notices required for redemption of Notes described in Article III or in the terms of the Notes);
(3)reduce the rate of or change the time for payment of interest on any Note;
(4)waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes, except a Default in payments that have become due solely because of an acceleration of the Notes that has been rescinded;
(5)make any Note payable in a currency other than that stated in the Notes;
(6)make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes (except as permitted by clause (7) below);
(7)waive a redemption or repurchase payment with respect to any Note (other than a payment required by Section 4.7 or 4.10);
(8)release any Guarantor from its obligations under its Subsidiary Guarantee except in accordance with the terms of this Indenture;
(9)make any change in the ranking of the Notes or the Subsidiary Guarantees in a manner adverse to the Holders of the Notes or the Subsidiary Guarantees; or
(10)make any change in the preceding amendment, supplement and waiver provisions of this Section 9.2
The consent of the Holders is not necessary under this Section 9.2 to approve the particular form of any proposed amendment or waiver. It is sufficient if the consent approves the substance of the proposed amendment or waiver.
After an amendment, supplement or waiver under this Section 9.2 becomes effective, the Company shall mail to each Holder of Notes affected thereby a notice briefly describing such amendment. The failure to give such notice to any or all Holders, or any defect therein, shall not impair or affect the validity of any amendment, supplement or waiver under this Section 9.2.
Section 9.3    [Reserved.]
Section 9.4    Notation on or Exchange of Notes
If an amendment or supplement changes the terms of a Note, the Trustee may require the Holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Note shall issue and the Trustee, upon receipt of a Company Order, shall authenticate a new Note that reflects the changed terms, but the failure to make the appropriate notation or to issue a new Note shall not affect the validity and effect of such amendment or supplement.
Section 9.5    Trustee to Sign Amendments
The Trustee shall sign any amendment or supplement authorized pursuant to this Article IX if the amendment or supplement does not adversely affect the rights, duties, powers, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment or supplement the Trustee shall receive, and (subject to Section 7.1 hereof) shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel, each stating that the execution of such amendment or supplement is authorized or permitted by this Indenture.
ARTICLE X
SUBSIDIARY GUARANTEES
Section 10.1    Subsidiary Guarantees
Each Guarantor which is a party hereto or becomes a party hereto by executing and delivering a supplement to this Indenture pursuant to Section 4.9 hereof, jointly and severally, unconditionally Guarantees to each Holder and to the Trustee and its successors and assigns the full and punctual payment of principal of, premium (if any) and interest on the Notes when due, whether at Stated Maturity, or upon redemption, required repurchase pursuant to Section 4.7 or Section 4.10 hereof, acceleration or otherwise, and all other monetary obligations owing by the Company under this Indenture (including obligations owing to the Trustee) and the Notes (all the foregoing being hereinafter collectively called the “Obligations”). The Guarantors further agree that the Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantors, and that the Guarantors will remain bound under this Article X notwithstanding any extension or renewal of any Obligation.
The Guarantors waive presentation to, demand of payment from and protest to the Company of any of the Obligations and also waive notice of protest for nonpayment. The Guarantors waive notice of any Default under the Notes or the Obligations. The obligations of the Guarantors hereunder shall not be affected by: (i) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of any Obligation; (iii) any rescission, waiver, amendment, modification or supplement of any of the terms or provisions of this Indenture (other than this Article X), the Notes or any other agreement; (iv) the release of Note, if any, held by any Holder or the Trustee for the Obligations or any of them; (v) the failure of any Holder or the Trustee to exercise any right or remedy against any other guarantor of the Obligations; (vi) any change in the ownership of the Company; or (vii) any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of the Guarantors or would otherwise operate as a discharge of the Guarantors as a matter of law or equity, except for payment of the Notes in full.
The Guarantors, jointly and severally, further agree that their Subsidiary Guarantees herein constitute a guarantee of payment when due (and not a guarantee of collection) and waive any right to require that any resort be had by any Holder or the Trustee to Note, if any, held for payment of the Obligations.
The obligations of the Guarantors hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (except to the extent provided in Section 10.2 hereof), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense, setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Obligations or otherwise.
The Guarantors, jointly and severally, further agree that their Subsidiary Guarantees herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.
In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against the Guarantors by virtue hereof, upon the failure of the Company to pay any Obligation when and as the same shall become due, whether at Stated Maturity, upon redemption, required repurchase, acceleration or otherwise, the Guarantors hereby promise to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Trustee an amount equal to the sum of (i) the unpaid principal amount of such Obligations, (ii) accrued and unpaid interest on such Obligations (but only to the extent not prohibited by law) and (iii) all other monetary Obligations of the Company to the Holders and the Trustee.
The Guarantors, jointly and severally, agree that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Obligations may be accelerated as provided in Article VI for the purposes of the Subsidiary Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations, and (y) in the event of any declaration of acceleration of such Obligations as provided in Article VI, such Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purposes of this Section 10.1.
The Guarantors, jointly and severally, also agree to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 10.1.

Section 10.2    Limitation on Liability
Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirm that it is the intention of all such parties that the Subsidiary Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Subsidiary Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article X, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance.
The obligations of a Guarantor incorporated in Luxembourg (each, a “Luxembourg Guarantor”) (as of the date of this Indenture, BTE Holdings S.à r.l.) under this Article X shall at all times be limited to an aggregate amount not exceeding the greater of:
(a)(i) the aggregate of all principal amounts (if any) received by that Luxembourg Guarantor from one or more other members of the group that have been received directly or indirectly from proceeds of the issue of the Notes, plus (ii) 99% of the Luxembourg Guarantor’s own funds (capitaux propres, as referred to in annex I to the grand-ducal regulation dated 18 December 2015 defining the form and content of the presentation of balance sheet and profit and loss account, and enforcing the Luxembourg law dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings (the “Regulation”)) but adding any debt owed by such Luxembourg Guarantor to any of its direct or indirect shareholders (without any double counting of the amounts referred to under clause (a)(i) above) as reflected in its last annual accounts duly approved and available on the date of guarantee payment under the Guarantee of the Notes.
(b)(i) the aggregate of all principal amounts (if any) received by that Luxembourg Guarantor from one or more other members of the group that have been received directly or indirectly from proceeds of the issue of the Notes; plus (ii) 99% of the Luxembourg Guarantor’s own funds (capitaux propres, as referred to in the Regulation) but adding any debt owed by such Luxembourg Guarantor to any of its direct or indirect shareholders (without any double counting of the amounts referred to under clause (b)(ii) above) as reflected in its last annual accounts duly approved and available as at the date of the Guarantee of the Notes.
Section 10.3    Execution and Delivery of Subsidiary Guarantee
To evidence its Subsidiary Guarantee set forth in Section 10.1, each Guarantor hereby agrees that a notation of such Subsidiary Guarantee substantially in the form attached as Exhibit D hereto will be endorsed by manual, facsimile or electronically transmitted signature by an Officer of such Guarantor on each Note authenticated and delivered by the

Trustee and that this Indenture (or a supplemental indenture substantially in form of Exhibit E hereof) will be executed on behalf of such Guarantor by one of its Officers.
Each Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 10.1 will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee. If an Officer whose signature is on the Subsidiary Guarantee no longer holds that office at the time the Trustee authenticates the Note on which the Subsidiary Guarantee is endorsed, the Subsidiary Guarantee will be valid nevertheless.
The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Guarantors.
In the event that the Company or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary after the Issue Date, the Company will comply with the provisions of Section 4.9 hereof.
Section 10.4    Successors and Assigns
Except as otherwise provided in Section 10.9 hereof, this Article X shall be binding upon the Guarantors and their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights in accordance with the terms of this Indenture by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture, the Notes and the Subsidiary Guarantees.
Section 10.5    No Waiver
Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article X shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article X at law, in equity, by statute or otherwise.
Section 10.6    Right of Contribution
Each Guarantor hereby agrees that to the extent that a Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Guarantor shall be entitled to seek and receive contribution from and against any other Guarantor hereunder who has not paid its proportionate share of such payment. Each Guarantor’s right of contribution shall be subject to the terms and conditions of this Article X. The provisions of this Section 10.6 shall in no respect limit the obligations and liabilities of any Guarantor to the Trustee and the Holders and each Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Guarantor hereunder.

Section 10.7    No Subrogation
Notwithstanding any payment or payments made by any of the Guarantors hereunder, no Guarantor shall be entitled to exercise any rights of subrogation it may have to any of the rights of the Trustee or any Holder against the Company or any other Guarantor or any collateral Note or guarantee or right of offset held by the Trustee or any Holder for the payment of the Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Trustee and the Holders by the Company on account of the Obligations are paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Trustee in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Trustee, if required), to be applied against the Obligations.
Section 10.8    Modification
No modification, amendment or waiver of any provision of this Article X, nor the consent to any departure by the Guarantors therefrom, shall in any event be effective unless the same shall be made in accordance with Article IX hereof. No notice to or demand on the Guarantors in any case shall entitle the Guarantors to any other or further notice or demand in the same, similar or other circumstances.
Section 10.9    Merger, Amalgamation, Consolidation or Sale of Assets of a Guarantor; Release of a Guarantor
(a)Except in a transaction resulting in the release of a Subsidiary Guarantee of a Guarantor, the Company shall not permit a Guarantor to sell or otherwise dispose of all or substantially all of its assets, or consolidate or amalgamate with or merge with or into (whether or not such Guarantor is the resulting, transferee or surviving Person), another Person (other than the Company or another Guarantor), unless:
(1)immediately after giving effect to that transaction, no Default or Event of Default shall have occurred and be continuing; and
(2)either (a) the Person acquiring the assets in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) assumes all the obligations of that Guarantor under its Subsidiary Guarantee pursuant to a supplemental indenture in the form of Exhibit E hereto or (b) such transaction complies with Section 4.7.
(b)The Subsidiary Guarantee of a Guarantor shall be automatically and unconditionally released in accordance with the provisions of this Indenture:
(1)in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, amalgamation or consolidation), other than to the Company or a Subsidiary, if such transaction as of the time of such disposition complies with Section 4.7 hereof;

(2)in connection with any sale or other disposition of the Capital Stock of a Guarantor (including by way of merger, amalgamation or consolidation) other than to the Company or a Subsidiary, if such transaction as of the time of such disposition complies with Section 4.7 hereof and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such transaction;
(3)if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of this Indenture;
(4)if the Company exercises either its legal defeasance option or its covenant defeasance option in accordance with Section 8.1(b) hereof or if it satisfies and discharges this Indenture in accordance with Section 8.1(a) hereof;
(5)unless a Default or Event of Default has occurred and is continuing, at such time as such Guarantor ceases to guarantee any other Indebtedness of the Company or any other Guarantor under a Credit Facility; or
(6)upon the liquidation or dissolution of such Guarantor into the Company or another Guarantor, provided no Default or Event of Default occurs as a result thereof or has occurred or is continuing.
(c)Upon delivery by the Company to the Trustee of an Officers’ Certificate stating that any of the conditions described in clauses (1)-(6) of Section 10.9(b) has occurred, the Trustee shall execute any supplemental indenture or other documents reasonably requested by the Company in order to evidence the release of any Guarantor from its obligations under its Subsidiary Guarantee and this Indenture.
ARTICLE XI
MISCELLANEOUS
Section 11.1    [Reserved.]
Section 11.2    Notices
Any notice or communication shall be in writing in the English language and delivered in person or mailed by first-class mail, facsimile or overnight air courier guaranteeing next day delivery, addressed as follows (unless the Company and the Trustee agree to another method of delivery):
if to the Company or the Guarantors:
Baytex Energy Corp.
Centennial Place, East Tower, 2800
520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Chad L. Kalmakoff
(Fax: (587) 952-3029)

if to the Trustee:
Computershare Corporate Trust
Attn: Computershare Trust Company, N.A.
1505 Energy Park Dr
St Paul, MN 55108
Attn: Corporate Trust – Baytex

The Company or the Guarantors, by notice to the Trustee, or the Trustee by notice to the Company and the Guarantors, may designate additional or different addresses for subsequent notices or communications.
Any notice or communication to a Holder shall be delivered to the Holder at the Holder’s address as it appears on the registration books of the Registrar by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Notwithstanding any other provisions of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee) pursuant to the customary procedures of such Depositary.
All notices and communications shall be deemed to have been duly given; at the time delivered by hand, if personally delivered; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; (other than those sent to Holders) when confirmation is received, if facsimiled; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.
Failure to deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is delivered in the manner provided above, it is duly given, whether or not the addressee receives it.
Section 11.3    Communication by Holders with Other Holders
Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes pursuant to the Trust Indenture Act Section 312(b) with the same effect as if this Indenture were qualified under the Trust Indenture Act.
Section 11.4    Certificate and Opinion as to Conditions Precedent
Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee: (i) an Officers’ Certificate (which shall include the statements set forth in Section 11.5 hereof) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and (ii) an Opinion of Counsel (which shall include the statements set forth in Section 11.5 hereof) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 11.5    Statements Required in Certificate or Opinion
Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include: (i) a statement that the individual making such certificate or opinion has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.
Section 11.6    When Notes Disregarded
In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which a Trust Officer of the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination.
Section 11.7    Legal Holidays
A “Legal Holiday” is a day that is not a Business Day. Notwithstanding any other provisions of this Indenture, the Notes or the Subsidiary Guarantees, if a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a record date is a Legal Holiday, the record date shall not be affected.
Section 11.8    Governing Law; Submission to Jurisdiction
(a)THE LAWS OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS INDENTURE, THE NOTES AND THE SUBSIDIARY GUARANTEES, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
(b)The Company, each of the Guarantors and the Trustee agree that any suit, action or proceeding arising out of or based upon this Indenture may be instituted in any State or U.S. federal court in The City of New York and County of New York, and waives any objection that such party may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any suit, action or proceeding.

Section 11.9    Force Majeure
In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
Section 11.10    No Personal Liability of Directors, Officers, Employees and Shareholders
No director, officer, employee, incorporator, member, partner, trustee, beneficiary or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.
Section 11.11    Successors
All agreements of the Company and (except as otherwise provided in Section 10.9 hereof) the Guarantors in this Indenture, the Notes and the Subsidiary Guarantees shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successors.
Section 11.12    Multiple Originals; Counterparts
The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. This Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument. The exchange of copies of this Indenture and of signature pages by facsimile or Docusign or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or Docusign or PDF shall be deemed to be their original signatures for all purposes.
Section 11.13    Severability
In case any provision in this Indenture or in the Notes or the Subsidiary Guarantees is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.
Section 11.14    Table of Contents; Headings
The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.
Section 11.15    No Adverse Interpretation of Other Agreements
This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.
Section 11.16    Acts of Holders
(a)Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by the Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing, and may be given or obtained in connection with a purchase of, or tender offer or exchange offer for, outstanding Notes; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company if made in the manner provided in this Section 11.16.
(b)The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such witness, notary or officer the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.
(c)Notwithstanding anything to the contrary contained in this Section 11.16, the principal amount and serial numbers of Notes held by any Holder, and the date of holding the same, shall be proved by the register of the Notes maintained by the Registrar as provided in Section 2.3.
(d)If the Company shall solicit from the Holders of the Notes any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at their option, by or pursuant to a resolution of its Board of Directors, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith or the date of the most recent list of Holders forwarded to the Trustee prior to such solicitation pursuant to Section 2.5 and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of the then outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the then outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.
(e)Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration or transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.
(f)Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so itself with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.
(g)For purposes of this Indenture, any action by the Holders which may be taken in writing may be taken by electronic means or as otherwise reasonably acceptable to the Trustee.
Section 11.17    Indemnification for Non-U.S. Dollar Currency Judgments
(a)The obligations of the Company or any Guarantor to any Holder of Notes or the Trustee shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than United States dollars (the “Agreement Currency”), be discharged only to the extent that on the first Business Day following receipt by such Holder of Notes or the Trustee, as the case may be, of any amount in the Judgment Currency, such Holder of Notes or the Trustee may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency in New York, New York. If the amount of the Agreement Currency that could be so purchased is less than the amount originally to be paid to such Holder of Notes or the Trustee, as the case may be, in the Agreement Currency, the Company and each Guarantor agrees, as a separate obligation and notwithstanding such judgment, to pay to such Holder of Notes or the Trustee, as the case may be, the difference, and if the amount of the Agreement Currency that could be so purchased exceeds the amount originally to be paid to such Holder of Notes or the Trustee, as the case may be, such Holder of Notes or the Trustee, as the case may be, agrees to pay to or for the account of the Company such excess, provided that such Holder of Notes or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a default by the Company or any Guarantor in its obligations in respect of its obligations to pay when due any principal of, or interest, premium, if any, liquidated damages, if any, or Additional Amounts, if any, on the Notes, or any other amounts due under this Indenture or the Guarantees has occurred and is continuing, in which case such excess may be applied by such Holder of Notes or the Trustee, as the case may be, to such payment obligations.
(b)The provisions of this Section 11.17 shall apply irrespective of any indulgence granted to the Company or any Guarantor from time to time and shall continue in full force and effect notwithstanding any payment by or on behalf of the Company or any Guarantor, and any amount due from the Company under this Section 11.17 will be due as a separate payment and shall not be affected by any judgment obtained or claims made for any other sums due under or in respect of this Indenture.
[Signatures on following pages]

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.
BAYTEX ENERGY CORP.
By: /s/ Eric Greager
Name: Eric Greager
Title: President and Chief Executive Officer

By: /s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

BAYTEX ENERGY LTD.
By: /s/ Eric Greager
Name: Eric Greager
Title: President and Chief Executive Officer

By: /s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

BAYTEX ENERGY (LP) LTD.
By: /s/ Eric Greager
Name: Eric Greager
Title: President and Chief Executive Officer

By: /s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

    Signature Page to Indenture

BAYTEX ENERGY LIMITED PARTNERSHIP by its general partner BAYTEX ENERGY LTD.
By: /s/ Eric Greager
Name: Eric Greager
Title: President and Chief Executive Officer

By: /s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

BAYTEX COMMERCIAL TRUST 1,
BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3,
BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5,
BAYTEX COMMERCIAL TRUST 6,
BAYTEX COMMERCIAL TRUST 7, by their manager, 1828848 Alberta Ltd.
By: /s/ Eric Greager
Name: Eric Greager
Title: President and Chief Executive Officer

By: /s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

BAYTEX ENERGY USA, INC.
By: /s/ Julia Gwaltney
Name: Julia Gwaltney
Title: Senior Vice President and General
Manager, U.S. Eagle Ford Oil Operations

BTE USA INTERMEDIATE, INC.
By: /s/ Julia Gwaltney
Name: Julia Gwaltney
Title: Senior Vice President and General
Manager, U.S. Eagle Ford Oil Operations

BTE USA TOPCO, INC.
By: /s/ Julia Gwaltney
Name: Julia Gwaltney
    Signature Page to Indenture

Title: Senior Vice President and General
Manager, U.S. Eagle Ford Oil Operations

BTE HOLDINGS S.A R.L.
By: /s/ Beerd Boerman
Name: Beerd Boerman
Title: Manager

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A.

as Trustee

By: /s/ Jerry Urbanek
Name: Jerry Urbanek
Title: Trust Officer

    Signature Page to Indenture

Exhibit A
[FACE OF NOTE]
[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]
[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

BAYTEX ENERGY CORP.
7.375% SENIOR NOTE DUE 2032

CUSIP NO. [07317Q AK1]1
[C08047 AE9]2

No.    Principal Amount $
BAYTEX ENERGY CORP., an Alberta corporation, promises to pay to CEDE & CO., or registered assigns, the principal sum of         dollars on March 15, 2032, or such other principal amount as is indicated on the attached schedule.
Interest Payment Dates: March 15 and September 15, commencing September 15, 2024.
Record Dates: March 1 and September 1.
                        BAYTEX ENERGY CORP.

                        By:
                        Name:
                        Title:

COMPUTERSHARE TRUST COMPANY, N.A.
as Trustee, certifies that this is one of the
Notes described in the Indenture referred to in this Note.

By:
Authorized Signatory
Dated: April 1, 2024

1 For Notes sold in reliance on Rule 144A.
2 For Notes sold in reliance on Regulation S.

[BACK OF NOTE]
BAYTEX ENERGY CORP.
7.375% SENIOR NOTE DUE 2032
Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
1.Interest. Baytex Energy Corp., an Alberta corporation (the “Company”), promises to pay interest on the outstanding principal amount of this Note at the rate of 7.375% per annum. The Company will pay interest semi-annually in arrears on March 15 and September 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”), provided, that the first Interest Payment Date shall be September 15, 2024. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date. The Company will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate then in effect; it will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate as on overdue principal. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Solely for the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which the rate used in such computation is equivalent during any particular period is the rate so used multiplied by a fraction of which: (a) the numerator is the product of: (i) the actual number of days in the calendar year in which such period ends, and (ii) the sum of (A) the product of (x) 30 and (y) the number of complete months elapsed in the relevant period and (B) the number of days elapsed in any incomplete month in the relevant period, and (b) the denominator is the product of (i) 360 and (ii) the actual number of days in the relevant period.
2.Method of Payment. The Company will pay interest on the Notes (except Defaulted Interest) to the Persons who are registered Holders of Notes at the close of business on the March 1 or September 1 next preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in Section 2.11 of the Indenture with respect to Defaulted Interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Paying Agent maintained for such purpose, or, at the option of the Company, payment of interest may be made by check mailed by such Paying Agent to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, and premium, if any, on all Global Notes and all other Notes, the Holders of which hold at least $5,000,000 aggregate principal amount of the Notes and have provided wire transfer instructions to the Company and the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Holders must surrender their Notes to the Paying Agent to collect payments of principal and premium, if any.

3.Paying Agent and Registrar. Initially, Computershare Trust Company, N.A. will act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent or Registrar without notice to any Holder, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar, all in accordance with the Indenture.
4.Indenture. The Company issued the Notes under an Indenture, dated as of April 1, 2024 (the “Indenture”), among the Company, the Guarantors named on the signature pages thereto and Computershare Trust Company, N.A., as the Trustee. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling (to the extent permitted by law). The Notes are unsecured obligations of the Company. The Company initially has issued $575,000,000 aggregate principal amount of Notes. The Company may issue Additional Notes under the Indenture, subject to Section 4.3 of the Indenture.
5.Redemption.
(a)On or after March 15, 2027, the Company may redeem all or a part of the Notes at any time or from time to time, at the Redemption Prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage
2027	103.688%
2028	101.844%
2029 and thereafter	100.000%
(b)The Company may at any time on or prior to March 15, 2027, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes (including any Additional Notes) at a Redemption Price of 107.375% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) in an aggregate amount not greater than the Net Cash Proceeds of one or more Equity Offerings; provided that (1) at least 65% in aggregate principal amount of the Notes (including any Additional Notes) originally issued under the Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and (2) each such redemption must occur within 180 days of the date of the closing of the related Equity Offering.
(c)In addition, at any time prior to March 15, 2027, the Company may redeem all or part of the Notes at a Redemption Price equal to the sum of: (i) the principal amount thereof, plus (ii) the Make Whole Premium at the Redemption Date, plus accrued and unpaid interest, if any, to, but not including, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

(d)If the Company or a Guarantor becomes, or will become, obligated to pay, on the next date on which any amount may be payable with respect to the Notes, any Additional Amounts as a result of an actual change (or a change in legislation proposed by the Minister of Finance of Canada that, if enacted, will be effective prior to the enactment date) in, or amendment to, the laws or regulations of Canada or any Canadian taxing authority or the government (or any political subdivision thereof) of any Specified Tax Jurisdiction or a change in any official position or the introduction of an official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction), which is publicly announced and becomes effective on or after the Issue Date and such Additional Amounts cannot (as certified in an Officers’ Certificate delivered to the Trustee) be avoided by the use of reasonable measures available to the Company and, in the case of a Guarantor, only if the payment giving rise to such requirement cannot be made by the Company or another Guarantor without the obligation to pay Additional Amounts, then the Company may, at its option, redeem the Notes then outstanding, in whole but not in part, upon not less than 10 nor more than 60 days’ notice (such notice to be provided not more than 90 days before the next date on which it or the Guarantor would be obligated to pay Additional Amounts), at a Redemption Price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).
(e)Following certain Change of Control Offers, Alternate Offers or other tender offers, the Company may redeem all of the Notes that remain outstanding, at the Redemption Price and subject to the terms and conditions, set forth in Section 3.7(e) of the Indenture.
6.Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar or the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any tax (other than a Note Issuance Tax) or similar charge or other fee required by law and payable in connection therewith. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 10 days before the day of any selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.
7.Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.
8.Amendment, Supplement and Waiver. Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the written consent of the Holders of at least a majority in outstanding principal amount of the Notes, and any existing Default or compliance with any provision of the Indenture or the Notes may be waived with the written consent of the Holders of at least a majority in outstanding principal amount of the Notes. Without the consent of any Holder of a Note, the Indenture, the Guarantees or the Notes may be amended or supplemented with respect to certain matters specified in the Indenture.

9.Defaults. If an Event of Default shall occur and be continuing, the principal of all the Notes may be declared (or will become) due and payable in the manner and with the effect provided in the Indenture.
10.Defeasance. The Indenture contains provisions for defeasance of (i) the entire indebtedness of the Company on this Note and (ii) certain restrictive covenants and the related Events of Default, subject to compliance by the Company with certain conditions set forth in the Indenture, which provisions apply to this Note.
11.Authentication. This Note will not be valid until authenticated by the manual signature of the Trustee or an Authenticating Agent.
12.Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (=tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (=Custodian), and U/G/M/A (=Uniform Gifts to Minors Act).
13.CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP, ISIN or similar numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:
Baytex Energy Corp.
Centennial Place, East Tower, 2800
520 - 3rd Avenue SW
Calgary, Alberta T2P OR3
Attention: Chad L. Kalmakoff

ASSIGNMENT FORM
To assign this Note, fill in the form below:
(I) or (we) assign and transfer this Note to:
                        (Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I. D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.
Date:
                        Your Signature:

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee:3

3 Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Option of Holder to Elect Purchase
If you want to elect to have this Note purchased by the Company pursuant to Section 4.7 or Section 4.10 of the Indenture, check the appropriate box below:
☐ Section 4.7 ☐ Section 4.10
If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.7 or Section 4.10 of the Indenture, state the amount you elect to have purchased:
$
Date:
                            Your Signature:
(Sign exactly as your name appears on the face of this Note)
Tax Identification No.:

Signature Guarantee:4

4 Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE5
The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note Following such Decrease or Increase	Signature of Authorized Officer of Trustee or Securities Custodian

* This schedule should be included only if the Note is issued in global form.

Exhibit B
FORM OF CERTIFICATE OF TRANSFER
Baytex Energy Corp.
Centennial Place, East Tower, 2800
520 - 3rd Avenue SW
Calgary, Alberta T2P OR3

Computershare Corporate Trust
Attn: Computershare Trust Company, N.A.
1505 Energy Park Dr
St Paul MN 55108
Attn: Corporate Trust – Baytex

Re: Baytex Energy Corp. 7.375% Senior Notes due 2032
Reference is hereby made to the Indenture, dated as of April 1, 2024 (the “Indenture”), among Baytex Energy Corp., as issuer (the “Company”), the Guarantors named on the signature pages thereto and Computershare Trust Company, N.A., as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
(the “Transferor”) owns and proposes to transfer Note[s] or beneficial interest in such Note[s] in the principal amount of $ (the “Transfer”) to (the “Transferee”). In connection with the Transfer, the Transferor hereby certifies that:
[CHECK ALL THAT APPLY]
1.☐ Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.
2.☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the Transfer is being made prior to the expiration of the Restricted Period, the Transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Upon consummation of the Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.
3.☐ Check if Transferee will take delivery of a beneficial interest in a Restricted Global Note or a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act (other than Rule 144A or Regulation S) and any applicable blue sky securities laws of any state of the United States.
4.☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.
(a)☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.
(b)☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c)☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.
This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                            [Insert Name of Transferor]
                            By:
                             Name:
                            Title:
Dated:

Exhibit C
FORM OF CERTIFICATE OF EXCHANGE
Baytex Energy Corp.
Centennial Place, East Tower, 2800
520 - 3rd Avenue SW
Calgary, Alberta T2P OR3

Computershare Corporate Trust
Attn: Computershare Trust Company, N.A.
1505 Energy Park Dr
St Paul, MN 55108
Attn: Corporate Trust – Baytex

Re: Baytex Energy Corp. 7.375% Senior Notes due 2032
Reference is hereby made to the Indenture, dated as of April 1, 2024 (the “Indenture”), among Baytex Energy Corp., as issuer (the “Company”), the Guarantors named on the signature pages thereto and Computershare Trust Company, N.A., as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
(the “Owner”) owns and proposes to exchange Note[s] or beneficial interest in such Note[s] in the principal amount of $ (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:
1.Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note
(a)☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
(b)☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
(c)☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
(d)☐ Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.
2.Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes
(a)☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.
(b)☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] ☐ 144A Global Note, ☐ Regulation S Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.
This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

                            [Insert Name of Transferor]
                            By:
                            Name:
                            Title:
Dated:

Exhibit D
FORM OF NOTATION OF SUBSIDIARY GUARANTEE
For value received, the undersigned Guarantor (which term includes any successor to such Guarantor under the Indenture) has, jointly and severally, with each other Guarantor, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of April 1, 2024 (the “Indenture”) among Baytex Energy Corp. (the “Company”), the Guarantors party thereto and Computershare Trust Company, N.A., as trustee (the “Trustee”), the full and punctual payment of the principal of, premium, if any, and interest on the Notes (as defined in the Indenture) when due, whether at Stated Maturity, or upon redemption, required repurchase pursuant to Section 4.7 or Section 4.10 of the Indenture, acceleration or otherwise, and all other monetary obligations owing by the Company under the Indenture (including obligations owing to the Trustee) and the Notes, all as more fully provided in Article X of the Indenture. The obligations of the undersigned Guarantor to the Holders of Notes and to the Trustee pursuant to the Subsidiary Guarantee and the Indenture are expressly set forth in Article X of the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions and (b) appoints the Trustee attorney-in-fact of such Holder for such purpose; provided, however, that each Subsidiary Guarantee is subject to release in accordance with the provisions of the Indenture.
Signature Page Follows

D-1

[Insert Name of Guarantor]

By
Name:
Title:

D-1

Exhibit E
FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY FUTURE GUARANTORS
SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of, 20, among [Name of Future Guarantor(s)] (the “New Guarantor”), a subsidiary of Baytex Energy Corp., an Alberta corporation [or its permitted successor] (the “Company”), the existing Guarantors (as defined in the Indenture referred to herein), the Company and Computershare Trust Company, N.A., a national banking association, as trustee under the Indenture referred to herein (the “Trustee”). The New Guarantor and the existing Guarantors are sometimes referred to collectively herein as the “Guarantors,” or individually as a “Guarantor.”
W I T N E S S E T H
WHEREAS, the Company and the existing Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of April 1, 2024, relating to the 7.375% Senior Notes due 2032 (the “Notes”) of the Company;
WHEREAS, Section 4.9 of the Indenture in certain circumstances requires the Company to cause a Restricted Subsidiary (i) to become a Guarantor by executing a supplemental indenture and (ii) to deliver an Officers’ Certificate and Opinion of Counsel to the Trustee as provided in such Section; and
WHEREAS, pursuant to Section 9.1 of the Indenture, the Company, the Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture without the consent of any Holder;
NOW THEREFORE, to comply with the provisions of the Indenture and in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the other Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1.Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.Agreement to Guarantee. The New Guarantor hereby agrees, jointly and severally, with all other Guarantors, to unconditionally Guarantee to each Holder and to the Trustee the Obligations, to the extent set forth in the Indenture and subject to the provisions in the Indenture. The obligations of the Guarantors to the Holders of Notes and to the Trustee pursuant to the Subsidiary Guarantees and the Indenture are expressly set forth in Article X of the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantees.
3.Execution and Delivery. The New Guarantor agrees that its Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.
E-1

4.NEW YORK LAW TO GOVERN. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS SUPPLEMENTAL INDENTURE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
5.Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument.
6.Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
7.The Trustee. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.
IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated:        , 20
[NEW GUARANTOR]

By
Name:
Title:

[OTHER GUARANTORS]

By
Name:
Title:

E-2

BAYTEX ENERGY CORP.

By
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

By ____________________________________
    Name:
    Title:

E-3